Exhibit 99.2

Clear. Capable. Committed.

PETRO-CANADA
NOTICE OF ANNUAL MEETING

April 24, 2007

and

MANAGEMENT PROXY CIRCULAR

Contents

Notice of Annual Meeting of Shareholders of Petro-Canada	1
Invitation to Shareholders of Petro-Canada	2
Legal Notice - Forward-Looking Information	3

Management Proxy Circular
Questions and Answers on Voting	4
Business of the Meeting	7
Nominees for Election to the Board of Directors	8
Compensation of the Board of Directors	14
Report on Executive Compensation	16
Management Resources and Compensation Committee	16
Stock Performance Graph	24
Summary Compensation Table	25
Equity Compensation Plans	26
Grants of Stock Options	27
Stock Options Exercised	28
Pension Plans	28
Contracts Relating to Termination of Employment	31
Indebtedness of Directors, Executive and Senior Officers	31
Directors and Officers Insurance Program	31
Returning Cash to Shareholders	32
Report to Shareholders from the Corporate Governance and Nominating Committee	32
Governance Committee Responsibilities	32
2006 Governance Initiatives	33
Corporate Governance Practices	33
Board Composition and Independence	33
Board Roles and Responsibilities	33
Board Committees	34
Position Descriptions	35
Director Evaluation and Compensation	35
Director Orientation and Continuing Education	35
Ethical Business Conduct	36
Other Business	37
Submission Date for 2007 Shareholder Proposals	37
Annual Disclosure Documents	37
Board of Directors Approval	37
Appendix A - Board of Directors Mandate	38

Notice of Annual Meeting of Shareholders of Petro-Canada

    The Board of Directors of Petro-Canada (the Company) advises our shareholders of the upcoming Annual Meeting:

 Tuesday, April 24, 2007, 11:00 a.m. (MDT)
                   Macleod D, Telus Convention Centre
                   120 - 9 Avenue S.E., Calgary, Alberta

    At the Annual Meeting shareholders will:

▪	receive the Consolidated Financial Statements of the Company for the year ended December 31, 2006, and the auditors' report on those statements
▪	elect the Board of Directors of the Company for a term ending at the close of the next Annual Meeting
▪	appoint auditors of the Company until the close of the next Annual Meeting
▪	transact other business properly brought before the meeting

    The Management Proxy Circular provides detailed information on the business of the Annual Meeting and forms part of this Notice.

    If you are registered as a shareholder at the close of business on February 27, 2007, you are entitled to vote at the Annual Meeting.

    Shareholders who cannot attend the Annual Meeting in person, or are attending but prefer the convenience of voting in advance, you may vote by Proxy. Your deadline for getting the completed Proxy Form to our transfer agent and registrar, CIBC Mellon Trust Company (CIBC Mellon), is 11:00 a.m. (MDT) on Friday, April 20, 2007. If the Annual Meeting is adjourned, the deadline is at least 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting.

Send your completed Proxy Form to:

CIBC Mellon
600 The Dome Tower,
333 - 7 Avenue S.W.,
Calgary, Alberta T2P 2Z1

Hugh L. Hooker
Corporate Secretary

Calgary, Alberta
March 1, 2007

Invitation to Shareholders of Petro-Canada

Dear Shareholder:

Your invitation

Petro-Canada's Board of Directors, management and employees invite you to come to our 2007 Annual Meeting of Shareholders. Details of location and time are in the Notice of Meeting on page 1.

Both the Notice of Meeting and this Circular describe the Annual Meeting's business.

Come and ask questions and meet us

After the formal part of the Annual Meeting, Ron Brenneman, President and Chief Executive Officer of Petro-Canada, will describe some of the past year's Company highlights. You will have an opportunity to ask questions and meet the Board of Directors and executives.

Exercise your right to vote

As a shareholder, you may choose to vote either in person or by proxy. No matter what method you choose, we appreciate your participation in the Annual Meeting process. The Annual Meeting is an important forum for our shareholders, and we encourage you to use your voting power.

If you cannot attend

We have arranged other options for you to learn about the Annual Meeting if you cannot attend. We will:

▪	provide live audio coverage of the Annual Meeting at www.petro-canada.ca
▪	make available online a recording of the Annual Meeting after its conclusion.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Brian F. MacNeill Chairman of the Board	Ron A. Brenneman President and Chief Executive Officer

Legal Notice - Forward-Looking Information

This Circular contains forward-looking information. You can usually identify this information by such words as "plan," "anticipate," "forecast," "believe," "target," "intend," "expect," "estimate," "budget" or other similar wording suggesting future outcomes or statements about an outlook. We list below examples of references to forward-looking information:

• business strategies and goals
• outlook (including operational updates and strategic milestones)
• future capital, exploration and other expenditures
• future resource purchases and sales
• construction and repair activities
• refinery turnarounds
• anticipated refining margins
• future oil and gas production levels and the sources of their growth
• project development and expansion schedules and results
• future results of exploration activities and dates by which certain areas may be developed or may come on-stream

• retail throughputs
• pre-production and operating costs
• reserves and resources estimates
• royalties and taxes payable
• production life-of-field estimates
• natural gas export capacity
• future financing and capital activities (including purchases of Petro-Canada common shares under the Company's normal course issuer bid (NCIB) program)
• contingent liabilities (including potential exposure to losses related to retail licensee agreements)
• environmental matters
• future regulatory approvals

Such forward-looking information is subject to known and unknown risks and uncertainties. Factors may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to:

• industry capacity
• imprecise reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as reserves
• the effects of weather and climate conditions
• the results of exploration and development drilling and related activities
• the ability of suppliers to meet commitments
• decisions or approvals from administrative tribunals
• risks attendant with domestic and international oil and gas operations
• expected rates of return

• general economic, market and business conditions
• competitive action by other companies
• fluctuations in oil and gas prices
• refining and marketing margins
• the ability to produce and transport crude oil and natural gas to markets
• fluctuations in interest rates and foreign currency exchange rates
• actions by governmental authorities, including changes in taxes, royalty rates and resource-use strategies
• changes in environmental and other regulations
• international political events

Many of these and other similar factors are beyond the control of Petro-Canada. Petro-Canada discusses these factors in greater detail in filings with the Canadian provincial securities commissions and the United States (U.S.) Securities and Exchange Commission (SEC).

We caution readers that this list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information in this Circular is made as of March 1, 2007 and, except as required by applicable law, Petro-Canada does not update it publicly or revise it. This cautionary statement expressly qualifies the forward-looking information in this Circular.

Petro-Canada disclosure of reserves

Petro-Canada's qualified reserves evaluators prepare the reserves estimates the Company uses. The Canadian provincial securities commissions do not consider our reserves staff and management as independent of the Company. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements that allows us to make disclosure in accordance with SEC standards. This exemption allows comparisons with U.S. and other international issuers.

As a result, Petro-Canada formally discloses its reserves data and other oil and gas data using U.S. requirements and practices, and these may differ from Canadian domestic standards and practices. Note that when we use the term barrel of oil equivalent (boe) in this Circular, it may be misleading, particularly if used in isolation. A boe conversion ratio of 6,000 cubic feet (Mcf) to 1 barrel (bbl) is based on an energy equivalency conversion method. This method primarily applies at the burner tip and does not represent a value equivalency at the wellhead.

To disclose reserves in SEC filings, oil and gas companies must prove they are economically and legally producible under existing economic and operating conditions. Proof comes from actual production or conclusive formation tests. The use of terms such as "probable," "possible," "recoverable," or "potential reserves and resources" in this Circular does not meet the SEC guidelines for SEC filings.

The table below describes the industry definitions that we currently use:

Definitions Petro-Canada uses	Reference
Proved oil and gas reserves (includes both proved developed and proved undeveloped)	U.S. SEC reserves definition (Accounting Rules Regulation S-X 210.4-10, FASB-69)
Unproved reserves, probable and possible reserves	CIM (Petroleum Society) definitions (Canadian Oil and Gas Evaluation Handbook, Vol. 1 Section 5)
Contingent and prospective resources	Society of Petroleum Engineers/World Petroleum Congress and American Association of Petroleum Geologist definitions (approved February 2000)

There is no certainty that it will be economically viable or technically feasible to produce any portion of the resources. For use in this Circular, "total resources" means reserves plus resources.

SEC regulations do not define proved reserves from our oil sands mining operations as an oil and gas activity. These reserves are classified as a mining activity and are estimated in accordance with SEC Industry Guide 7. For internal management purposes, we view these reserves and their development as part of our total exploration and production operations.

Throughout this Circular, total Company reserves, total Company production, total Company reserves replacement and total Company reserves life index (RLI) are calculated using the sum of oil and gas activities, and oil sands mining activities. Before royalties, oil sands mining 2006 year-end proved reserves were 345 million barrels (MMbbls) and oil sands mining annual 2006 production was 11 MMbbls.

Management Proxy Circular

All information in this Circular is as of March 1, 2007, unless otherwise indicated.

Petro-Canada provides this Circular in connection with its solicitation of voting proxies for the Annual Meeting.

Questions and Answers on Voting

Your vote is very important to Petro-Canada. We encourage you to exercise your right to vote by proxy if you cannot attend the Annual Meeting, or
  you plan to attend but prefer the convenience of voting in advance.

The questions and answers below give general guidance for voting your common shares. Unless otherwise noted, all answers relate to both registered and beneficial shareholders.

Am I entitled to vote?

You are entitled to vote if you were a holder of common shares of Petro-Canada as of the close of business on February 27, 2007. Each common share entitles its holder to one vote.

Am I a registered shareholder?

You are a registered shareholder if you hold any common shares in your own name. Your common shares are represented by a share certificate.

You can inspect the Company's list of registered shareholders on request after March 16, 2007, between 8:00 a.m. and 4:00 p.m., at the Company's registered office at 150 - 6 Avenue S.W., Calgary, Alberta. This list will also be available at the Annual Meeting.

Am I a beneficial shareholder? (also commonly referred to as non-registered)

You are a beneficial shareholder if your common shares are held in an account in the name of a nominee (bank, trust company, securities broker or other). Your common shares are not represented by a share certificate but are recorded on an electronic system.

How do I vote?

The two ways you can vote your shares if you are a registered shareholder:

1)	By voting in person at the Annual Meeting, or
2)
By signing and returning the enclosed Proxy Form appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Annual Meeting.

If you are a beneficial shareholder, you will have received voting instructions from your nominee.

Should you hold some common shares as a registered and others as a beneficial shareholder, you will have to use both voting methods described above.

If I am a beneficial shareholder, can I vote in person at the meeting?

Yes. To vote in person at the Annual Meeting, print your name in the space provided on the Voting Instruction Form and return it by following the instructions included. Your vote will be taken at the Annual Meeting. Please register with the Company's transfer agent, CIBC Mellon, when you arrive at the Annual Meeting. Petro-Canada has no access to the names of its beneficial shareholders; if you attend the Annual Meeting without following this procedure, we will have no record of your shareholding or entitlement to vote.

What am I voting on?

You are voting:

▪	to elect nominees to the Board of Directors of the Company until the close of the next Annual Meeting
▪	to appoint auditors of the Company until close of the next Annual Meeting.

What if amendments are made to these matters or if other business matters are brought before the meeting?

If you attend the Annual Meeting in person, you may vote on the business matters as you choose.

If you have completed and returned a Proxy Form, the person named in the Proxy Form will have discretionary authority to vote on amendments or variations to the business matters identified in the Notice of the Annual Meeting, and on other matters that may properly come before the Annual Meeting. As of the date of this Circular, the management of the Company is not aware of any amendments, variations or additional matters to come before the Annual Meeting. If any additional matters properly come before the Annual Meeting, the persons named in the Proxy Form will vote on them following their best judgment.

Who is soliciting my proxy?

The management of Petro-Canada is soliciting your proxy.

We solicit proxies primarily by mail. The Company's employees or agents might also phone or use other forms of contact, at nominal cost. The Company bears all costs from solicitation.

Who votes my shares and how will they be voted if I return a Proxy Form?

By properly completing and returning a Proxy Form, you are authorizing the person named in the Proxy Form to attend the Annual Meeting and to vote your shares. You can use the Proxy Form enclosed, or any other proper Proxy Form, to appoint your proxyholder.

The shares represented by your proxy must be voted as you instruct in the Proxy Form. If you properly complete and return your proxy but do not specify how you wish the votes cast, your proxyholder will vote your shares as they see fit.

NOTE: Unless you provide contrary instructions, shares represented by proxies that management receives will be voted:

▪	FOR the election as Directors of those nominees set out in this Management Proxy Circular
▪	FOR the appointment of Deloitte & Touche LLP as the auditors of the Company.

Can I appoint someone other than those named in the enclosed Proxy Form to vote my shares?

Yes, you have the right to appoint another person of your choice. They do not need to be a shareholder to attend and act on your behalf at the Annual Meeting. To appoint someone who is not named in the enclosed Proxy Form, strike out those printed names appearing on it and print in the space provided the name of the person you choose.

NOTE:
It is important for you to ensure that any other person you appoint will attend the Annual Meeting and know of your appointment of them. On arriving at the Annual Meeting, proxyholders must present themselves to a representative of CIBC Mellon.

What if my shares are registered in more than one name or in the name of a company?

If the shares are registered in more than one name, all registered persons must sign the Proxy Form. If the shares are registered in a company's name or any name other than your own, you must provide documents proving your authorization to sign the Proxy Form for that company or name. For any questions about the proper supporting documents, contact CIBC Mellon before submitting your Proxy Form.

Can I revoke a proxy or voting instruction?

Yes. If you are a registered shareholder and have returned a Proxy Form, you may revoke it by:

1)	completing and signing another Proxy Form with a later date and delivering it to CIBC Mellon before:
(a)	the close of business on April 20, 2007, or
(b)	if the Annual Meeting is adjourned, up to the close of business on the business day before the day the meeting is adjourned to; or
2)	delivering a written statement, signed by you or your authorized representative to:
(a)	the Corporate Secretary of Petro-Canada at 150 - 6 Avenue S.W., Calgary, Alberta T2P 3E3 before
(i)	the close of business on April 20, 2007, or
(ii)	if the Annual Meeting is adjourned, up to the close of business on the last business day before the day the meeting is adjourned; or
(b)	the Chairman of the meeting
(i)	before the Annual Meeting begins, or
(ii)	if the meeting is adjourned, before the adjourned Annual Meeting begins.

  If you are a beneficial shareholder, contact your nominee.

Is my vote confidential?

Yes. Petro-Canada's transfer agent, CIBC Mellon, receives, counts and tabulates proxies. CIBC Mellon does not tell Petro-Canada how any particular shareholder voted.

Are there any voting or ownership restrictions?

Yes. Under the Petro-Canada Public Participation Act, the Company's Articles must include certain restrictions on the ownership of Company shares. Below are details of the current ownership restrictions:

  No person, together with associates of that person, may hold, beneficially own or control, directly or indirectly, other than by way of security only, in the aggregate, voting shares to which are attached more than 20% of the votes that may ordinarily be cast to elect Directors of the Company.

How many shares are entitled to vote?

As of the date of this Management Proxy Circular, there were 497,132,045 Petro-Canada common shares outstanding. Each shareholder has one vote for each common share of Petro-Canada held as of the close of business on February 27, 2007.

The Board of Directors and the officers of Petro-Canada know of no person who beneficially owns or exercises control or direction over shares carrying 10% or more of the voting rights for any class of the Company's voting shares.

What if ownership of Petro-Canada shares has been transferred after February 27, 2007?

The new owner must produce properly endorsed share certificates or other proof of ownership to vote the shares at the Annual Meeting. The new owner must also ask Petro-Canada to include their name on the list of shareholders. Please provide proof of share ownership to the Corporate Secretary of Petro-Canada at 150 -6 Avenue S.W., Calgary, Alberta T2P 3E3 by 5:00 p.m. (MDT) on April 20, 2007.

What if I have other questions?

If you have any questions regarding the Annual Meeting, please contact:

Transfer Agent: CIBC Mellon Trust Company
1-800-387-0825
416-643-5000 (outside North America)
www.cibcmellon.com

the Company: Petro-Canada
Hugh L. Hooker, Corporate Secretary
403-296-7778
hhooker@petro-canada.ca

Business of the Meeting

1. Consolidated Financial Statements

  The Consolidated Financial Statements for the year ended December 31, 2006 are included in the 2006 Annual Report, which is available to all shareholders upon request or on the Company's website at www.petro-canada.ca.

2. Election of the Board of Directors

  The following persons are the nominees proposed by the Corporate Governance and Nominating Committee and approved by the Board of Directors for election as Directors. If elected, the nominees will hold office until the close of the next Annual Meeting, or until their successors are duly elected or appointed:

Ron A. Brenneman Gail Cook-Bennett Richard J. Currie Claude Fontaine Paul Haseldonckx Thomas E. Kierans	Brian F. MacNeill Maureen McCaw Paul D. Melnuk Guylaine Saucier James W. Simpson
You will find the nominees' biographies starting on page 8 of this Circular under the heading "Nominees for Election to the Board of Directors."

3. Appointment of Auditors

The Board of Directors proposes that Deloitte & Touche LLP be appointed as Petro-Canada's auditors until the close of the next Annual Meeting.

Deloitte & Touche LLP has served continuously as auditors of the Company since June 7, 2002. The fees paid to the auditors during the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Audit fees	4,024,750	3,217,000
Audit related services for pension plan and attest services	196,180	213,000
TOTAL	$4,220,930	$3,430,000

The Audit, Finance and Risk Committee pre-approves all services that the auditors provide. These services comply with professional standards and securities regulations governing auditor independence. The Board of Directors limits the auditors from providing services not related to the audit.

Nominees for Election to the Board of Directors

Shareholders will be voting to elect 11 Directors of the Company at the Annual Meeting. Petro-Canada's Articles require the Board to have between 9 and 13 Directors. Resolutions of the Board of Directors set the number of Directors of the Company from time to time (including the nominees for election as Directors at the Annual Meeting). The Board has adopted a resolution proposing 11 nominees for election to the Board. Between Annual Meetings, the Board of Directors may appoint additional Directors, as the Corporate Governance and Nominating Committee recommends. Appointed Directors may hold office until the close of the next Annual Meeting. The number of appointed Directors may not exceed one-third of the number of Directors elected at the previous Annual Meeting.

Below are the names and biographies of the nominees for election as Directors. Those named in the enclosed Proxy Form intend to vote FOR these nominees unless authority to do so is withheld. Management does not expect that any of these nominees will be unable to serve as a Director; however, if that occurs, those named in the Proxy Form may vote for another nominee, unless the shareholder has directed that the shares be withheld from voting in the election of Directors.

The Board of Directors would like to acknowledge the contributions made by Dr. Angus A. Bruneau. Dr. Bruneau is retiring as a Director of Petro-Canada effective April 24, 2007.

GAIL COOK-BENNETT Independent[1] Age: 66 Toronto, Ontario, Canada Director since 1991
Gail Cook-Bennett is Chairperson of the Canada Pension Plan Investment Board (public pension plan investment). Dr. Cook-Bennett has earned a Doctorate in Economics and holds a Doctor of Laws (honoris causa) from Carleton University. She is a Fellow of the Institute of Corporate Directors.

	Board and Committee Membership				Attendance
	Board of Directors				9 of 9	100%
	Audit, Finance and Risk Committee				7 of 7	100%
	Pension Committee (Chair)				2 of 2	100%
	Securities Held
	Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
	2006	4,098	20,151	24,249	$ 1,157,890	$300,000
	2005	4,098	19,998	24,096	$ 874,303
	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
	Other Public Board Directorships:[6] Emera Inc. and Manulife Financial Corporation

RICHARD J. CURRIE, O.C.[8] Independent[1] Age: 69 Toronto, Ontario, Canada Director since 2003
Dick Currie is Chairman of the Board of Bell Canada Enterprises (telecommunications). From 1996 to 2002, he was President and Director of George Weston Limited (food processing) and from 1976 to 2000, President and Director of Loblaw Companies Limited (food and distribution). Mr. Currie holds a Bachelor of Engineering and a Master of Business Administration. He is the Chancellor of the University of New Brunswick and a Fellow of the Institute of Corporate Directors.

	Board and Committee Membership				Attendance
	Board of Directors				7 of 9	78%
	Management Resources and Compensation Committee				3 of 4	75%
	Pension Committee				1 of 2	50%
	Securities Held
	Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
	2006	50,000	3,165	53,165	$ 2,538,629	$300,000
	2005	20,000	3,146	23,146	$ 1,040,467
	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
	Other Public Board Directorships:[6] BCE Inc.

CLAUDE FONTAINE, Q.C. Independent[1] Age: 65 Montreal, Quebec, Canada Director since 1987
Claude Fontaine is counsel to Ogilvy Renault LLP (barristers and solicitors) and, prior to that, he was a Partner of the firm. He serves as Lead Director for Optimum General Inc. and is a Director of the Institute of Corporate Directors (Chair of the Quebec Chapter) and the Montreal Heart Institute Foundation. Mr. Fontaine holds a Bachelor of Arts, Licence in Law (LL.L). and an Institute of Corporate Directors certification.

	Board and Committee Membership				Attendance
	Board of Directors				9 of 9	100%
	Environment, Health and Safety Committee				3 of 3	100%
	Management Resources and Compensation Committee (Chair)				4 of 4	100%
	Securities Held
	Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
	2006	15,929	30,221	46,150	$ 2,203,663	$300,000
	2005	15,926	28,340	44,266	$ 1,711,042
	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
	Other Public Board Directorships: Optimum General Inc.

PAUL HASELDONCKX Independent[1] Age: 58 Essen, Germany Director since 2002
Paul Haseldonckx, Corporate Director, is the past Chairman of the Executive Board of Veba Oil & Gas GmbH (integrated oil and gas) and its predecessor companies. Mr. Haseldonckx holds a Master of Science.

	Board and Committee Membership				Attendance
	Board of Directors				9 of 9	100%
	Audit, Finance and Risk Committee				7 of 7	100%
	Environment, Health and Safety Committee				3 of 3	100%
	Securities Held
	Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
	2006	6,022	6,119	12,141	$ 579,733	$300,000
	2005	3,001	6,076	9,077	$ 347,553
	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
	Other Public Board Directorships: None

THOMAS E. KIERANS, O.C.[8] Independent[1] Age: 66 Toronto, Ontario, Canada Director since 1991
Tom Kierans is Chairman of the Canadian Journalism Foundation (non-profit), prior to which he was Chairman of CSI Global Markets. Mr. Kierans holds a Bachelor of Arts (Honours) and a Master of Business Administration (Finance, Dean's Honours List), and is a Fellow of the Canadian Institute of Corporate Directors. He serves as a Director of Mount Sinai Hospital, the Canadian Institute for Advanced Research and the Social Sciences and Humanities Research Council. Mr. Kierans also sits on a number of advisory boards of for-profit and not-for-profit organizations, including Lazard (Canada) and the Schulich School of Business, York University.

	Board and Committee Membership				Attendance
	Board of Directors				8 of 9	89%
	Corporate Governance and Nominating Committee				4 of 4	100%
	Management Resources and Compensation Committee				3 of 4	75%
	Securities Held
	Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
	2006	50,000	6,707	56,707	$ 2,707,759	$300,000
	2005	40,900	6,659	47,559	$ 2,135,456
	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
	Other Public Board Directorships:[6] Manulife Financial Corporation

BRIAN F. MacNEILL, C.M. Independent[1] Age: 67 Calgary, Alberta, Canada Director since 1995
Brian MacNeill is the Chairman of the Board of Directors of Petro-Canada. Mr. MacNeill is a Certified Public Accountant and holds a Bachelor of Commerce. He is a member of the Canadian Institute of Chartered Accountants and the Financial Executives Institute. He is also a Fellow of the Alberta and Ontario Institutes of Chartered Accountants and of the Institute of Corporate Directors. He is Chair of the Board of Governors of the University of Calgary.

	Board and Committee Membership				Attendance
	Board of Directors (Chair) As Chair of the Board, Mr. MacNeill is an ex-officio member of all Committees.				9 of 9	100%
	Securities Held
	Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
	2006	10,200	42,573	52,773	$ 2,519,911	$300,000
	2005	10,200	37,266	47,466	$ 1,748,837
	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
	Other Public Board Directorships: Toronto-Dominion Bank, Telus Corp. and West-Fraser Timber Co. Ltd.

MAUREEN McCAW Independent[1] Age: 52 Edmonton, Alberta, Canada Director since 2004
Maureen McCaw is immediate past President of Leger Marketing (Alberta) (marketing research), formerly Criterion Research Corp., a company she founded in 1986. Ms. McCaw holds a Bachelor of Arts from the University of Alberta. She is a past Chair of the Edmonton Chamber of Commerce and also serves on a number of Alberta Boards and advisory committees.

	Board and Committee Membership				Attendance
	Board of Directors				8 of 9	89%
	Corporate Governance and Nominating Committee				2 of 4	50%
	Pension Committee				2 of 2	100%
	Securities Held
	Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
	2006	1,744	4,757	6,501	$ 310,423	$300,000
	2005	1,360	3,314	4,674	$ 176,650
	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
	Other Public Board Directorships: None

PAUL D. MELNUK Independent[1] Age: 52 St. Louis, Missouri, USA Director since 2000
Paul Melnuk is Chairman and Chief Executive Officer of Thermadyne Holdings Corporation (industrial products) and Managing Partner of FTL Capital Partners LLC (merchant banking). He is past President and Chief Executive Officer of Bracknell Corporation and Barrick Gold Corporation. Mr. Melnuk holds a Bachelor of Commerce. He is a member of the Canadian Institute of Chartered Accountants (CICA) and of the World Presidents' Organization, St. Louis chapter.

	Board and Committee Membership				Attendance
	Board of Directors				9 of 9	100%
	Audit, Finance and Risk Committee (Chair)				7 of 7	100%
	Environment, Health and Safety Committee				3 of 3	100%
	Securities Held
	Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
	2006	4,400	19,624	24,024	$ 1,147,146	$300,000
	2005	4,400	15,904	20,304	$ 748,541
	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
	Other Public Board Directorships: Thermadyne Holdings Corporation

GUYLAINE SAUCIER, F.C.A, C.M.[7] Independent[1] Age: 60 Montreal, Quebec, Canada Director since 1991
Guylaine Saucier, Corporate Director, is a former Chair of the Board of Directors of the Canadian Broadcasting Corporation, a former Director of the Bank of Canada, a former Chair of the Canadian Institute of Chartered Accountants (CICA), a former Director of the International Federation of Accountants and former Chair of the Joint Committee on Corporate Governance established by the CICA, the Toronto Stock Exchange and the Canadian Venture Exchange. She was also the first woman to serve as President of the Quebec Chamber of Commerce. Mme Saucier obtained a Bachelor of Arts from Collège Marguerite-Bourgeois and a Bachelor of Commerce from the École des Hautes Études Commerciales, Université de Montréal. She is a Fellow of the Institute of Chartered Accountants and a member of the Order of Canada. In 2004, she received the Fellowship Award from the Institute of Corporate Directors.

	Board and Committee Membership				Attendance
	Board of Directors				9 of 9	100%
	Corporate Governance and Nominating Committee (Chair)				4 of 4	100%
	Pension Committee				2 of 2	100%
	Securities Held
	Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
	2006	6,520	34,961	41,481	$ 1,980,718	$300,000
	2005	6,520	31,571	38,091	$ 1,382,623
	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
	Other Public Board Directorships: AXA Assurance Inc., Bank of Montreal, CHC Helicopter Corp. and Groupe Areva

JAMES W. SIMPSON Independent[1] Age: 63 Danville, California, USA Director since 2004
Jim Simpson is past President of Chevron Canada Resources (oil and gas). He serves as Lead Director for Canadian Utilities Limited and is on its Audit, Governance and, Compensation Committees. Mr. Simpson holds a Bachelor of Science and Master of Science, and graduated from the Program for Senior Executives at M.I.T's Sloan School of Business. He is also past Chairman of the Canadian Association of Petroleum Producers and past Vice-Chairman of the Canadian Association of the World Petroleum Congresses.

	Board and Committee Membership				Attendance
	Board of Directors				9 of 9	100%
	Audit, Finance and Risk Committee				7 of 7	100%
	Management Resources and Compensation Committee				4 of 4	100%
	Securities Held
	Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
	2006	2,000	4,413	6,413	$ 306,221	$300,000
	2005	0	2,973	2,973	$ 101,558
	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
	Other Public Board Directorships: Canadian Utilities Limited

RON A. BRENNEMAN Non-independent[1], Management Age: 60 Calgary, Alberta, Canada Director since 2000
Ron Brenneman joined Petro-Canada as President and Chief Executive Officer in January 2000. He leads the Company's Executive Leadership Team. He is responsible for the overall strategic direction of the Company and its sound management and performance. Mr. Brenneman holds a Bachelor of Science and a Master of Science. He is a member of the Board of Directors of the Canadian Council of Chief Executives.

	Board and Committee Membership				Attendance
	Board of Directors As a member of management, Mr. Brenneman is not a member of any Committee of the Board, but he is invited to attend all Committee meetings other than in camera sessions.				9 of 9	100%
	Securities Held
	Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
	2006	81,534	217,580	299,114	$ 14,282,693	$4,860,000
	2005	78,793	190,887	269,680	$ 10,196,393
	Options Held: 1,219,000
	Other Public Board Directorships:[6] Bank of Nova Scotia and BCE Inc.

1 Independent: refers to the standards of independence established under Section 303A.02 of the New York Stock Exchange (NYSE) Listed Company Manual, Section 301 and Rule 10A-3 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of Canadian Securities Administrators' National Instrument 58-101.
2 Common Shares refers to the number of common shares beneficially owned, or over which control or direction is exercised by the Director, as of December 31, 2006 and December 31, 2005, respectively. For Messrs. Currie, Kierans and Simpson, 2006 includes 30,000, 9,100 and 2,000 shares, respectively, purchased in January and/or February 2007.
3 DSUs refers to the number of deferred stock units held by the Director as of December 31, 2006 and December 31, 2005, respectively.
4 The Total Market Value of Common Shares is determined by multiplying the number of common shares held by the closing price of the common shares on the Toronto Stock Exchange (TSX) on December 29, 2006 (the last trading day prior to December 31, 2006) of $47.75 and on December 31, 2005 of $46.65, as applicable. The Total Market Value of DSUs is based on the previous five-day average market value of Petro-Canada's common shares as of December 29, 2006 of $47.75 and December 31, 2005 of $34.16. Dividend equivalents are credited on a quarterly basis.

5 Each non-employee Director is required to hold a minimum number of Company shares or share equivalents equal in value to $300,000. Directors have five years to reach this level. Mr. Brenneman, as an employee Director, participates in the Company's Officer Share Ownership Program and is required to hold four times his annual base salary. Refer to Report on Executive Compensation on page 16.
6 Ms. Cook-Bennett and Mr. Kierans both serve on the Board of Manulife Financial Corporation and Messrs. Currie and Brenneman both serve on the Board of BCE Inc.
7 Mme. Saucier was a Director of Nortel Networks Corporation until June 2005, and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel's failure to file financial statements. The cease trade order was cancelled on June 21, 2005.
8 Messrs. Currie and Kierans were Directors of Teleglobe Inc. from December 2000 until April 2002. Teleglobe Inc. filed for court protection under insolvency statutes on May 28, 2002.

Compensation of the Board of Directors

2006 Compensation

The compensation of Petro-Canada's Board of Directors is intended to ensure that highly qualified Directors are attracted to Petro-Canada to meet the demanding responsibilities that are fulfilled by the Company's Board members. The compensation package is reviewed periodically for competitiveness with the packages of similarly complex organizations.

The Company believes that the overall structure of the Directors' compensation is aligned to ensure that Directors act in the long-term interest of the Company. Only non-employee Directors are compensated for Board services; the President and Chief Executive Officer is not paid for his services as a Director.

Compensation Components for all Directors Except the Chair of the Board of Directors

Compensation Structure	Effective January 1, 2006
Annual Retainer For Directors[1]	$105,000
Board Meeting Fee	$1,500
Committee Meeting Fee	$1,500
Annual Committee Member Retainer (excluding Audit, Finance and Risk Committee)	$4,000 all Committees
Annual Committee Member Retainer for Audit, Finance and Risk Committee	$10,500 AFRC
Annual Committee Chair Retainer (excluding Audit, Finance and Risk Committee)	$10,000 all Committees
Annual Committee Chair Retainer for Audit, Finance and Risk Committee	$25,000 AFRC
Out-of-Province Travel Fee[2] (per round trip)	$1,500

Compensation Components for the Chair of the Board of Directors

Compensation Structure	Effective January 1, 2006
Annual Retainer[3]	$330,000

No other compensation is payable to the Chair of the Board of Directors.

1 Directors may elect to take the annual retainer in cash, common shares and/or DSUs once the Director has reached the share ownership guideline level. Directors who have not reached their share ownership guideline level receive the annual retainer payable by $70,000 in DSUs and the remainder by $35,000 in cash, common shares and/or DSUs for a total of $105,000.
2 Provided to Directors who travel to a Board or Committee meeting held outside their home province of permanent residence.
3 The Chair of the Board of Directors may elect to take the annual retainer in cash, common shares and/or DSUs once the Chair has reached the share ownership guideline level. When the Chair has not met the share ownership guideline level, he will receive the annual retainer payable by $75,000 in DSUs and the remainder by $255,000 in cash, shares and/or DSUs for a total of $330,000.

Deferred Stock Unit Plan (DSUs)

▪	Annually, Directors can choose to receive their non-DSU compensation in the form of cash, Company common shares and/or DSUs.
▪	Under the DSU Plan, dividends paid on the common shares of the Company are credited to Directors' notional DSU accounts.
▪
A Director becomes entitled to the benefit of the Director's DSUs upon ceasing to be a Director. The Director can then choose to receive the value of the DSUs in the form of common shares of the Company purchased on the open market or to receive the value of the DSUs in the form of cash at any time up to 15 days prior to the end of the 12 months following retirement. The value of the DSUs will be based on the five-day average market price of the Company's common shares immediately before the conversion of the DSUs to cash or shares. If a Director chooses to receive common shares, the value of the Director's DSU entitlement is used to purchase common shares of the Company on the open market for the benefit of the Director. The Company is responsible for brokerage costs incurred in acquiring those shares. The value of DSUs granted prior to January 1, 2004 can only be paid out in the form of Company common shares purchased on the open market.

Share Ownership Guidelines

▪	The Company has adopted share ownership guidelines under which each non-employee Director is required to hold Company shares or share equivalents equal in value to at least $300,000.
▪	Directors have five years to reach this level of share ownership, including shares held notionally in the DSU Plan.
▪	As of the date of this Circular, all Directors had attained the required level of share ownership.
▪	Non-employee Directors are not eligible to participate in the Company's Option Plan.

2006 Election of Payment

The following table shows the percentages of each form of payment that each Director received during the year ended December 31, 2006.

	Cash		Petro-Canada Common Shares		Deferred Stock Units (DSUs)
Director	Annual Retainer	Committee Retainer(s)/ Meeting and Out-of-Province Travel Fees	Annual Retainer	Committee Retainer(s)/ Meeting and Out-of-Province Travel Fees	Annual Retainer	Committee Retainer(s)/ Meeting and Out-of-Province Travel Fees
Angus A. Bruneau	100%	100%
Gail Cook-Bennett	100%	100%
Richard J. Currie	100%	100%
Claude Fontaine	50%	50%			50%	50%
Paul Haseldonckx	100%	100%
Thomas E. Kierans	100%	100%
Brian F. MacNeill	25%				75%
Maureen McCaw		100%	33.33%		66.67%
Paul D. Melnuk					100%	100%
Guylaine Saucier					100%	100%
James W. Simpson	33.33%	100%			66.67%

Directors Remuneration

The total amount paid to Directors of the Company for the year ended December 31, 2006 was $1,919,500 paid as follows:

Director	Board Retainer	Committee Chair Retainer	Committee Member Retainer	Non-Executive Chairman Retainer	Board Attendance Fee[1]	Committee Attendance Fee[1]	Out-of-Province Travel Fee	Total Compensation
Angus A. Bruneau	$105,000	$10,000	$10,500		$15,000	$18,000	$10,500	$169,000
Gail Cook-Bennett	$105,000	$10,000	$10,500		$16,500	$16,500	$9,000	$167,500
Richard J. Currie	$105,000		$8,000		$13,500	$7,500	$9,000	$143,000
Claude Fontaine	$105,000	$10,000	$4,000		$16,500	$19,500	$9,000	$164,000
Paul Haseldonckx	$105,000		$14,500		$16,500	$18,000	$10,500	$164,500
Thomas E. Kierans	$105,000		$8,000		$13,500	$13,500	$7,500	$147,500
Brian F. MacNeill				$330,000				$330,000
Maureen McCaw	$105,000		$8,000		$15,000	$7,500	$1,500	$137,000
Paul D. Melnuk	$105,000	$25,000	$4,000		$16,500	$16,500	$10,500	$177,500
Guylaine Saucier	$105,000	$10,000	$4,000		$16,500	$12,000	$7,500	$155,000
James W. Simpson	$105,000		$14,500		$16,500	$19,500	$9,000	$164,500
Total	$1,050,000	$65,000	$86,000	$330,000	$156,000	$148,500	$84,000	$1,919,500

1 During the year, Petro-Canada puts on a number of in-house education sessions that all Directors are invited to attend. A meeting fee of $1,500 is paid to each Director attending each session that is offered. Extra meeting fees are also paid for multi-day Board meetings, telephone conferences and, from time to time, participation in a Committee meeting of which a Director is not a member.

2007 Compensation

No changes are contemplated for Director compensation for 2007.

Report on Executive Compensation

Management Resources and Compensation Committee (the Compensation Committee)

The Management Resources and Compensation Committee (the Compensation Committee) is composed entirely of independent Directors. The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors regarding compensation and benefit practices, and management development and succession. President and Chief Executive Officer and executive officer performance, succession and recruitment are key focus areas. The Charter of the Compensation Committee can be found on the Company's website at www.petro-canada.ca.

Compensation Philosophy

The success of the Company depends to a great extent on the Company's ability to attract, retain and motivate high-performing employees at all levels of the organization. The Company regularly reviews its compensation policies relative to these objectives.

The Compensation Committee reviews overall compensation policies and makes recommendations to the Board of Directors on the compensation programs for the executive officers of Petro-Canada, including the Named Executive Officers (see Executive Compensation - Summary Compensation Table). The objectives of the programs are to:

▪	attract, retain and motivate key personnel
▪	encourage commitment to the Company and its goals, aligning executive officer interests with interests of shareholders
▪	reward executive officers for demonstrated leadership and for performance related to predetermined and quantifiable goals

In developing a total compensation structure for executive officers, the Compensation Committee considers the compensation paid for similar positions in comparator group companies which compete with Petro-Canada for executive talent. The comparator groups for Canadian executive officers are major Canadian oil and gas companies and other large Canadian industrial and resource companies that exercise a reasonable degree of autonomy. These groups were selected as being the most similar to Petro-Canada in terms of size, scope and complexity. The comparator groups for international executive officers are selected using similar criteria in the relevant international locations.

The programs are designed to deliver competitive base salary and incentive payments where corporate, business unit and individual performance meets specific predetermined objectives. Programs also provide the opportunity for top quartile pay relative to the Company's comparator groups for superior performance. The competitiveness of the compensation structure is determined regularly by a compensation survey conducted by the independent consulting firm, Towers Perrin.

The Compensation Committee retains Towers Perrin to provide expertise and advice, including custom survey work, in connection with the development of compensation policies and to make recommendations with respect to the design and implementation of executive compensation programs for the Compensation Committee's review and approval. In addition, Towers Perrin periodically updates the Compensation Committee on 'best practices' and trends in executive compensation. Towers Perrin also provides actuarial and other pension advice to the Company, as well as advice on its health and welfare programs.

As a result of the broad relationship, the Compensation Committee has agreed with Towers Perrin on a formal mandate that outlines Towers Perrin's role and terms of reference as an independent advisor to the Compensation Committee. Important features include a clear reporting relationship of the consultant to the Compensation Committee. There are also assurances that the executive compensation consultant has an internal reporting relationship and compensation determined separately from those activities of Towers Perrin and Petro-Canada, which is not connected to executive compensation.

The compensation structure for executive officers consists of a base salary, an annual incentive, and mid/long-term incentives that use stock options, performance stock units and DSUs. A significant portion of an executive's compensation depends on performance and is, therefore, variable.

Base Salary

Each year, the Compensation Committee reviews the base salaries of each Named Executive Officer and makes any adjustments needed to reflect the duties and responsibilities of the position, the degree of special skill and knowledge required, and the performance and contribution of the officer. The Committee uses the median base salaries for positions with similar responsibilities in comparable businesses as reference points.

Annual Incentive Program

Awards paid under the annual incentive program are based on the degree of achievement of specific predetermined corporate, business unit and individual objectives. Each executive officer is assigned a target incentive level that represents the amount that would be paid if all objectives were achieved at planned levels. If planned results are not achieved or are exceeded, actual payments could vary from zero to double the target award for corporate and business unit performance and from zero to triple the target award for individual performance. For the year ended December 31, 2006, awards under the program for the achievement of planned objectives by executive officers ranged from a target of 32.5% to 75% of base salary, depending on the level and geographic region of the executive officer. The highest percentage was applicable to the President and Chief Executive Officer.

In 2006, 30% of the target annual incentive award had a profit-sharing focus, which is based upon a key measure of corporate performance, related to earnings from operations.

The next 50% of the target annual incentive award is based on business unit operating measures connected to generally controllable objectives that drive excellent operations. Each business unit has a suite of operating and project measures related to the unit's business objectives. Examples of these measures include such items as safety, reliability, production and operating costs. Scores for each measure aggregate to a total business unit score for the senior executive responsible for that unit. The score for each of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer is the sum of the weighted results of all the business units.

The remaining 20% of each target award is based on the executive officer's individual performance against personal objectives assessed by the Compensation Committee.

Deferred Stock Unit (DSU) Plan

The Company has established a DSU Plan for executive officers to increase the alignment of their interests with shareholders' interests. The plan links short-term cash incentive rewards to the future value of the Company's shares. Under the DSU Plan, executive officers may elect to receive all or some of their annual incentive in DSUs.

When awards are determined, the amount elected is converted to DSUs. The DSUs' value is based on the average Toronto Stock Exchange (TSX) closing price of Company shares for the five days immediately before the award is payable. The DSUs earn dividends in the form of additional DSUs at the same rate as Company shares. Executive officers may not convert the DSUs to cash until their termination or retirement. The value of the DSUs, when converted to cash, will equal the five-day average TSX closing price of Company shares immediately before the conversion.

Mid-Long-Term Incentive Plan

Effective January 1, 2004, the Board of Directors amended the long-term incentive plan for executive officers by introducing Performance Stock Units (PSUs) as a mid-term incentive. PSUs replaced approximately 50% of the stock options which would otherwise have been granted under the Employee Stock Option Plan. They include a performance feature tied to the Company's Total Shareholder Return (TSR) as compared to the TSRs of a group of similar North American oil and gas companies. Commencing in 2006, for executive officers other than the President and Chief Executive Officer and the Executive and Senior Vice-Presidents, PSUs replace approximately 40% of the stock options.

The mid-long-term incentives are designed to:

▪	link executive compensation with the creation of shareholder value
▪	align the interests of executive officers with those of the Company's shareholders and
▪	reward executive officers for achievement of TSR relative to peer companies

The Compensation Committee uses its discretion in granting these awards considering data for similar positions and companies as a reference point. In 2006, the Committee used a binomial valuation model to estimate the value of mid-long-term incentive awards. In setting awards for the year, the Committee considered the number of awards granted in the previous year, the competitiveness of the overall compensation structure, and individual performance.

At its first meeting of the year, the Compensation Committee sets the date for the grant of mid-long-term incentives. The grant date, which is later than the date of the meeting, complies with applicable securities regulatory standards and Petro-Canada's Code of Business Conduct. It also aligns with the timing of performance assessments and other compensation decisions. This timing is important because performance assessments significantly impact, not only mid-long-term incentive grants but, also, other aspects of executive officer compensation, including base salary changes and annual incentive awards.

Stock Options

Stock options have a maximum exercise period of seven years and vest at the rate of 25% per year over a four-year period that starts on the first anniversary of the grant date.

Performance Stock Units (PSUs)

PSUs reward participants for the relative performance of the Company against North American oil and gas companies with which it competes for investment dollars (the Peer Group). Three years from the grant date, if the Company's TSR equals the median of the Peer Group's TSRs, the participants will receive cash equal to the original PSUs' ending market value, plus notional dividends earned during the three-year period. If the Company's TSR is equal to or above the TSR of 75% of the Peer Group, participants will receive 150% of the ending market value. If the Company's TSR is equal to or below the TSR of 25% of the Peer Group, the original award will be forfeited. The actual amount of the award (if any) will be pro-rated between the percentile rankings, starting with zero at 25%. The Compensation Committee may adjust this schedule if applying these standards confers unintended results.

DSUs

The Compensation Committee may make special DSU awards from time to time to recognize an executive officer's achievement. The value of any special DSUs is considered in setting the value of the total mid-long-term incentive pay for the executive officer compared with competitive pay levels.

Share Ownership Guidelines

The Company supports its belief in share ownership by executive officers through guidelines requiring shareholdings, including DSUs, worth at least the following amounts:

▪	for the President and Chief Executive Officer, four times base salary
▪	for executive and senior vice-presidents, two times base salary
▪	for other officers, their base salary

The President and Chief Executive Officer must maintain the required ownership level for 12 months after leaving the Company. The Compensation Committee regularly reviews officers' actual shareholdings. It also reviews these guidelines for consistency with competitive standards.

President and Chief Executive Officer Compensation

The Compensation Committee reviews the compensation paid to chief executive officers at the comparator group of companies to determine the competitiveness of the compensation of our President and Chief Executive Officer, Mr. Brenneman. The Committee also carefully assesses both the financial and non-financial components of Mr. Brenneman's performance. Petro-Canada's compensation structure for Mr. Brenneman contains significant pay-at-risk components, with a major portion of his total compensation delivered through performance-driven variable pay and equity-based programs.

In 2006, Mr. Brenneman's base salary was increased from $1,155,000 to $1,215,000 to position him at approximately the median of his peers. He also received a grant of 180,000 stock options, 45,000 PSUs and 25,000 DSUs. His annual incentive award of $1,390,000 was set under the annual incentive program described above, and included the following elements:

▪	a profit-sharing component of $358,000, reflecting strong performance on earnings from operations, with a score of 131%
▪	an operational component of $540,000, reflecting the aggregate scores achieved by each business unit on largely controllable operating and project measures, with a score of 119%
▪	an individual work plan component of $492,000, reflecting the Compensation Committee's assessment of Mr. Brenneman's performance against his personal work plan objectives, with a score of 270%

This award reflects the following achievements under Mr. Brenneman's leadership:

▪	2006 was a solid year for Petro-Canada in terms of overall financial results, with robust operating earnings and cash flow and a very strong balance sheet
▪
The Company continued to provide cash to shareholders in the form of dividends and the share buyback program. On December 14, 2006, the Company declared a 30% increase in its quarterly dividend to $0.13/share, starting with the dividend payable April 1, 2007. In 2006, the Company purchased a total of 19.8 million common shares at a total cost of more than $1 billion, which included use of the $640 million net proceeds from the sale of the mature Syrian assets

▪
Petro-Canada's programs for leadership development, succession planning and performance management continue to build a strong and effective organization for the future. In 2006, the Company hired 665 new employees, addressing the need to attract people to achieve business goals. In addition, substantial progress was made in raising the profile of safety throughout the Company, resulting in a further reduction in total recordable injury frequency by 25% in 2006, compared with 2005. Environmental exceedances were also reduced by 21% in 2006, compared with 2005

▪
In 2006, the Company made great strides to deliver near-term production growth and to position itself for future earnings and cash flow growth. Although there were a few challenges, the Company's business units had many successes, as we outline below[1]

North American Natural Gas

This business continued its shift to unconventional natural gas production in the United States (U.S.) Rockies and in the Medicine Hat area.

North American Natural Gas contributed $397 million of operating earnings adjusted for unusual items, down considerably from $636 million in 2005. Weak natural gas prices, lower Western Canada production, increased operating costs, higher exploration expenses and higher depreciation, depletion and amortization were partially offset by higher U.S. Rockies production.

In the U.S. Rockies, 2005 delays in obtaining coal bed methane (CBM) water treatment permits delayed an increase in natural gas production in 2006. In February 2006, approval was obtained of water treatment permits required for wells previously planned in 2005 and 2006, resulting in a ramp up of coal de-watering. Four projects (Wild Turkey, North Shell Draw, Cedar Draw, and Kingsbury) are scheduled to increase CBM production in 2007. The Company continues to drill in the Denver-Julesburg Basin for natural gas from tight sands. The Company expects to double U.S. Rockies production to 100 million cubic feet of natural gas equivalent/day, net by the end of 2007.

This unit also made progress on the longer term strategy of accessing new supplies, including adding acreage in Alaska and advancing the proposed Gros-Cacouna re-gasification project in Quebec.

East Coast Oil

East Coast Oil contributed $884 million of operating earnings adjusted for unusual items, up 11% from $800 million in 2005. Strong realized prices were partially offset by lower production and increased operating expense. White Rose operated reliably and Hibernia continued to sustain first quartile operations.

Terra Nova had a challenging year when its planned maintenance turnaround was advanced following the mechanical failure of the second of two main power generators. The resulting work extended the 90-day downtime expected for inspections and reliability improvements. Oil production from the Terra Nova field resumed in November. Improving Terra Nova reliability was a key objective of the turnaround. While it is still too early to tell, the Company remains optimistic that Terra Nova can reach reliability levels in the 90% range.

Development drilling in the White Rose field proved promising in 2006, with discoveries made in the west and southwest sections of the field. The Company is gathering and evaluating additional information to determine the size of any additional reserves within these formations.

In April 2006, Petro-Canada and its partners in the Hebron development decided to suspend negotiations with the Government of Newfoundland and Labrador and demobilize the Hebron project team after failing to reach a development agreement with the government. Petro-Canada continues to consider Hebron a quality asset.

Hibernia continued to have solid operations in 2006. In January 2007, the Government of Newfoundland and Labrador rejected the recommendation of the Canada-Newfoundland and Labrador Offshore Petroleum Board to approve the development of the Hibernia Southern Extension, resulting in lower production in 2007.

1 Please see the Legal Notice about Forward-Looking Information accompanying this Circular.

Oil Sands

In 2006, Oil Sands contributed $192 million of operating earnings adjusted for unusual items, up 61% from $119 million in 2005. Higher realized prices and production were partially offset by increased operating costs in 2006.

Petro-Canada advanced the Fort Hills project with a regulatory application to construct and operate the Sturgeon Upgrader, about 40 kilometres northeast of Edmonton.

MacKay River delivered reliability of more than 92% for the year and maintained production by adding a third well pad to offset natural declines. The Company also added in situ oil sands resources with the purchase of additional leases adjacent to MacKay River.

International

International contributed $269 million of operating earnings from continuing operations adjusted for unusual items, down 39% from $442 million in 2005. Lower production, tax adjustments in Northwest Europe, higher exploration, depreciation, depletion and amortization costs, and foreign exchange losses were partially offset by higher realized prices.

Early in 2006, Petro-Canada completed the sale of the Company's producing assets in Syria for net proceeds of $640 million. The sale resulted in a $134 million gain on disposal. Later in the year, the Company completed an agreement to buy a 90% interest in the Ash Shaer and Cherrife natural gas fields in central Syria for $54 million. Under this agreement, Petro-Canada will act as operator and will have the option to buy the remaining 10% interest within five years, subject only to approval by the Syrian government. The changes made in Syria in 2006 align with Petro-Canada's strategy to increase the proportion of long-life and operated assets within its asset portfolio.

In the Netherlands sector of the North Sea, the Company-operated De Ruyter project achieved first oil in September, while L5b-C achieved first natural gas in November within schedule and budget. The two projects are expected to add 13,000 barrels of oil equivalent per day net to Petro-Canada in 2007.

In the United Kingdom (U.K.) sector of the North Sea, the Buzzard project achieved first oil in early 2007, on schedule and budget. The field is expected to ramp up to full production around the middle of 2007.

In September 2006, the Company furthered its balanced exploration program by securing drilling rigs for its 2007 and 2008 well programs.

Downstream

Downstream contributed $430 million of operating earnings adjusted for unusual items, up 2% from $421 million in 2005. Strong reliability at the Edmonton and Montreal refineries allowed Petro-Canada to maximize the benefits of favourable refining margins and a wider light/heavy crude price differential. These benefits were partially offset by the impact of higher operating costs associated with the planned refinery turnarounds in the second quarter, higher energy prices, and one-time expenses incurred due to a fire at the Mississauga lubricants plant.

The Edmonton and Montreal refineries operated at a reliability index of about 95 in 2006. The Company completed its ultra-low sulphur diesel projects at these refineries, thereby providing cleaner burning fuels to consumers.

Early in 2006, a fire at the Mississauga lubricants plant reduced output to 50% of plant capacity for approximately two months. The lubricants plant repairs were completed in March and, in June, the facility began ramping up its 25% expansion.

The Downstream began conversion of the Edmonton refinery to process 100% oil sands feedstock. At year-end 2006, this work was about 18% complete. The Downstream also furthered work to evaluate the feasibility of adding a coker to the Montreal refinery.

Total compensation

In the following tables, Total Direct Compensation means the sum of base salary, cash bonus, equity incentives (PSUs, DSUs and Stock Options), perquisites and all other compensation as presented in the Summary Compensation Table. Total Compensation means Total Direct Compensation plus the annual pension service cost. Please note that the values for the various elements of long-term compensation are theoretical-expected values calculated at the date of grant. Realized values are determined when the incentives are payable to the executive officer. For example, the President and Chief Executive Officer's PSU grant made in 2004 shows a value of $1,170,500 as at grant date but as at December 31, 2006 has a value of zero. As another example, the 2006 stock options reported on these tables had a value of zero at December 31, 2006, based on the share price at that date.

President and Chief Executive Officer

The following table shows 2006, 2005 and 2004 fiscal year Total Compensation as fixed by the Compensation Committee for the President and Chief Executive Officer.

Ron A. Brenneman President and Chief Executive Officer	2006	2005	2004
CASH COMPENSATION
Base Salary	$1,198,862	$1,140,458	$1,066,035
Bonus	$1,390,000	$1,465,000	$1,395,000
Total Cash Compensation	$2,588,862	$2,605,458	$2,461,035
LONG-TERM COMPENSATION
Special DSUs[1]	$1,314,750	$1,708,000	$1,183,600
PSUs[2]	$1,743,300	$1,573,800	$1,170,500
Stock Options[3]	$2,155,284	$1,240,200	$1,035,000
Total Long-Term Compensation	$5,213,334	$4,522,000	$3,389,100
Other Annual Compensation[4]	$145,075	$132,986	$123,035
Total Direct Compensation	$7,947,271	$7,260,444	$5,973,170
Annual Pension Service Cost[5]	$604,000	$505,400	$785,000
TOTAL	$8,551,271	$7,765,844	$6,758,170

Other Named Executive Officers

The following table shows 2006 fiscal year Total Compensation fixed by the Compensation Committee for the other Named Executive Officers.

	Boris J. Jackman	Peter S. Kallos	E.F.H. Roberts	Neil J. Camarta
CASH COMPENSATION
Base Salary	$637,895	£290,010	$585,203	$425,000
Bonus	$616,000	£225,000	$554,000	$296,000
Total Cash Compensation	$1,253,895	£515,010	$1,139,203	$721,000
LONG-TERM COMPENSATION
Special DSUs[1]	$525,900	£-	$262,950	$-
PSUs[2]	$484,250	£169,734	$484,250	$338,975
Stock Options[3]	$598,700	£209,850	$598,700	$419,100
Total Long-Term Compensation	$1,608,850	£379,584	$1,345,900	$758,075
Other Annual Compensation[4]	$35,484	£17,617	$30,949	$22,474
Total Direct Compensation	$2,898,229	£912,211	$2,516,052	$1,501,549
Annual Pension Service Cost[5,6]	$180,000	£26,000	$149,000	$162,000
TOTAL	$3,078,229	£938,211	$2,665,052	$1,663,549

1 This represents the portion of total direct compensation that was granted in DSU awards to the executive officers. To Mr. Brenneman: 25,000 units in 2006, 50,000 units in 2005 and 40,000 units in 2004. To Mr. Jackman in 2006: 10,000 units; and to Mr. Roberts in 2006: 5,000 units. The values disclosed are based on the previous five-day average market value of Petro-Canada's common shares from the award date of: $52.59 in 2006, $34.16 in 2005 and $29.59 in 2004. Dividend equivalents are credited on a quarterly basis. This table excludes DSUs acquired through the conversion of annual incentive awards into DSUs.
2 This represents the portion of total direct compensation that was granted in PSU awards to the executive officers. To Mr. Brenneman: 45,000 units in 2006, 60,000 units in 2005 and 50,000 units in 2004. To Mr. Jackman in 2006: 12,500 units; to Mr. Kallos in 2006: 10,000 units; to Mr. Roberts in 2006: 12,500 units; to Mr. Camarta in 2006: 8,750 units. The values disclosed have been calculated using a binomial pricing model based on the previous 20-day average market value of Petro-Canada's common shares from the award date of: $49.66 in 2006, $32.93 in 2005 and $29.39 in 2004. Dividend equivalents are credited on a quarterly basis.

3 This represents the portion of total direct compensation that was granted in stock options to the executive officers. To Mr. Brenneman: 180,000 options in 2006, 180,000 options in 2005 and 150,000 options in 2004. To Mr. Jackman in 2006: 50,000 options; to Mr. Kallos in 2006: 40,000 options; to Mr. Roberts in 2006: 50,000 options; to Mr. Camarta in 2006: 35,000 options. The values disclosed have been calculated using a binomial pricing model based on a grant price of $52.06 in 2006, $34.28 in 2005 and $28.70 in 2004. Awards vest at a rate of 25% per year over a four-year period, starting on the first anniversary of the grant date, and expire after seven years
4 For Messrs. Brenneman, Jackman, Roberts and Camarta, this represents the Company's contributions under the Petro-Canada Capital Accumulation Plan, Health Care Spending Account and Group Life Insurance Plan. For Mr. Brenneman, the amount also includes perquisites and, for Mr. Jackman, imputed interest on a Company loan. For Mr. Kallos, this amount represents contributions under the Petro-Canada Capital Accumulation Plan and premiums paid toward coverage under life insurance, health and dental plans.
5 Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific financial year. For comparability and consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with Canadian Generally Accepted Accounting Principles.
6 The value of the employee contributions paid by Mr. Kallos to the pension plan is included in the annual pension service cost.

2007 Executive Officer Compensation Highlights

The base salaries of the Company's executive officers will be increased effective April 1, 2007 to reflect competitive practice for similar positions within the comparator groups and the Compensation Committee's assessment of their leadership, performance and contribution to the Company's success. No major changes are expected to be made to the design of the annual incentive program or mid-long-term incentive program for 2007. However, the Company intends to provide stock appreciation rights to international executive officers instead of stock options for any long-term incentive grants made to them.

As part of its due diligence to confirm the linkage between pay and performance, in 2006, the Compensation Committee reviewed the actual amounts paid and accrued to the President and Chief Executive Officer since his appointment against the incremental market capitalization of the Company. The data collected from this review were used to inform the decision-making process for 2006 President and Chief Executive Officer compensation.

This report is submitted by the Management Resources and Compensation Committee.

Claude Fontaine (Chair)
Richard J. Currie
Thomas E. Kierans
James W. Simpson
Brian F. MacNeill (ex-officio member)

Stock Performance Graph

The following graph charts performance of an investment in the Company's common shares against each of the Standard & Poor's (S&P)/TSX Composite Index and the S&P/TSX Energy Index, assuming an investment of $100 on December 31, 2001, and accumulation and reinvestment of all dividends paid from that date through December 31, 2006.

Petro-Canada	100	126	165	160	246	254
S&P/TSX Composite Index	100	88	111	127	158	185
S&P/TSX Energy Index[1]	100	113	139	179	289	298

1 No dividends for S&P/TSX Energy Index.

Summary Compensation Table

The following table summarizes, for the periods indicated, the compensation of the Company's President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and each of the three most highly compensated executive officers who were serving as executive officers on December 31, 2006. These executive officers are collectively referred to in this Circular as the Named Executive Officers.

		Annual Compensation						Long-Term Compensation Awards
Name and				Annual		Other Annual		Securities Under	Shares or Units Subject to Resale Restrictions				All Other
Principal Position	Year	Salary		Incentive[1]		Compensation[2]		Options[3]	DSU[4]		PSU[5]		Compensation[6]
Ron A. Brenneman President and Chief Executive Officer	2006 2005 2004	$ $ $	1,198,862 1,140,458 1,066,035	$ $ $	1,390,000 1,465,000 1,395,000	$ $ $	82,252 72,555 66,351	180,000 180,000 150,000	$ $ $	1,314,750 1,708,000 1,183,600	$ $ $	1,743,300 1,573,800 1,170,500	$ $ $	62,823 60,431 56,684
Boris J. Jackman Executive Vice-President, Downstream	2006 2005 2004	$ $ $	637,895 587,778 529,549	$ $ $	616,000 641,000 510,000	$ $ $	1,602 1,200 1,099	50,000 60,000 60,000	$ $ $	525,900 546,560 118,360	$ $ $	484,250 524,600 468,200	$ $ $	33,882 31,221 28,125
Peter S. Kallos[8] Executive Vice-President, International	2006 2005 2004	£ £ £	290,010 255,030 235,333	£ £ £	225,000 165,000 107,000	£ £ £	- 97,003 143,075	40,000 30,000 30,000	£ £ £	- - -	£ £ £	169,734 130,914 116,840	£ £ £	17,617 18,223 22,033
E. F. H. Roberts Executive Vice-President and Chief Financial Officer	2006 2005 2004	$ $ $	585,203 529,117 453,403	$ $ $	554,000 547,000 420,000	$ $ $	- - -	50,000 60,000 50,000	$ $ $	262,950 273,280 118,360	$ $ $	484,250 524,600 374,560	$ $ $	30,949 28,512 27,049
Neil J. Camarta[7] Senior Vice-President, Oil Sands	2006 2005	$ $	425,000 47,404	$ $	296,000 36,199	$ $	- -	35,000 -	$ $	- -	$ $	338,975 -	$ $	22,474 2,472

1 For 2006, Mr. Kallos elected to take £50,000 and Mr. Camarta elected to take 100%, respectively, of their annual incentive awards under the Company's DSU Plan. For 2005, Mr. Jackman elected to take 50%, Mr. Kallos elected to take £50,000, and Mr. Camarta elected to take 100%, respectively, of their annual incentive awards under the Company's DSU Plan. For 2004, Mr. Kallos elected to take £50,000 of his annual incentive award under the Company's DSU Plan. (See Report on Executive Compensation - Deferred Stock Unit Plan).
2 For 2006, 2005 and 2004, for Mr. Jackman, amounts in this column relate to imputed interest on Company loans. In the case of Mr. Brenneman for 2006, the amount includes $30,982 for a leased vehicle and $33,562 for financial counselling. In 2005, the amount includes $31,960 for a leased vehicle and $25,773 for financial counselling. In 2004, the amount includes $36,000 for a leased vehicle and $18,300 for financial counselling. In the case of Mr. Kallos, in 2005 the amount includes £10,203 for a vehicle allowance and £82,800 for temporary London relocation housing costs. In 2004, the amount includes £10,203 for a vehicle allowance and £128,871 for temporary London relocation, including housing costs of £73,314. Except for Mr. Brenneman in 2006, 2005, and 2004 and Mr. Kallos in 2005 and 2004, the aggregate amount of perquisites and other personal benefits does not exceed the lesser of $50,000 and 10% of the total of the annual salary and annual incentive for each Named Executive Officer.
3 In July 2005, the Board of Directors declared a two-for-one stock split effected in the form of a stock dividend, which was paid on September 14, 2005 to common shareholders of record at the close of business on September 3, 2005. As a result of the stock dividend and in accordance with the terms and conditions of the Employee Stock Option Plan, the Board of Directors determined that the number of options held by, among others, Named Executive Officers to purchase common shares in the Company be adjusted to put the Named Executive Officers holding options in the same positions as they would have been in if they had exercised such options prior to the stock dividend. The amounts in this column for 2005 indicate the number of options that were granted in order to effect this adjustment.
4 For 2006, an aggregate amount of 40,000 DSUs was awarded to Messrs. Brenneman, Jackman and Roberts (25,000, 10,000 and 5,000, respectively). In 2005, an aggregate amount of 74,000 DSUs was awarded to Messrs. Brenneman, Jackman and Roberts (50,000, 16,000 and 8,000, respectively). For 2004, an aggregate amount of 48,000 DSUs was awarded to Messrs. Brenneman, Jackman and Roberts (40,000, 4,000 and 4,000, respectively). The values disclosed in the Restricted Share Unit column are based on the previous five-day average market value of Petro-Canada's common shares from the award date: $52.59 in 2006, $34.16 in 2005 and $29.59 in 2004 and have been adjusted for vesting conditions. Dividend equivalents are credited on a quarterly basis. This table excludes DSUs acquired through the conversion of annual incentive awards into DSUs.
5 For 2006, an aggregate amount of 88,750 PSUs was awarded to the Named Executive Officers as follows: Mr. Brenneman - 45,000; Mr. Jackman - 12,500; Mr. Roberts - 12,500; Mr. Kallos - 10,000; and Mr. Camarta - 8,750. In 2005, an aggregate amount of 110,000 PSUs was awarded to the Named Executive Officers as follows: Mr. Brenneman - 60,000; Mr. Jackman - 20,000; Mr. Kallos - 10,000; and Mr. Roberts - 20,000. For 2004, an aggregate amount of 96,000 PSUs was awarded to the Named Executive Officers as follows: Mr. Brenneman - 50,000; Mr. Jackman - 20,000; Mr. Kallos - 10,000; and Mr. Roberts - 16,000. The values disclosed in the Restricted Share Unit column are restated by using a binomial pricing model based on the previous 20-day average market value of Petro-Canada's common shares from the award date ($49.66 in 2006, $32.93 in 2005 and $29.39 in 2004). Dividend equivalents are credited on a quarterly basis.

6 For Messrs. Brenneman, Jackman, Roberts and Camarta, this represents the Company's contributions under the Petro-Canada Capital Accumulation Plan, Health Care Spending Account and Group Life Insurance Plan. For 2006, 2005 and 2004, this represents for Mr. Kallos the contributions under the Petro-Canada Capital Accumulation Plan and premiums paid toward coverage under life insurance, health and dental plans. For Mr. Kallos, the amounts in this column were restated to represent a repayment in 2006 of his supplemental retirement allowance of £63,979 as a result of changes in the U.K. maximum pension allowance as follows: for 2005 (£31,754) and for 2004 (£22,663).
7 Mr. Camarta's employment with the Company commenced November 15, 2005.
8 As of December 31, 2006, 2005 and 2004, the British pounds sterling exchange rate from Canadian dollars was 2.2824, 2.0036 and 2.3062, respectively. The average exchange rate to British pounds sterling from Canadian dollars in 2006, 2005 and 2004 was 2.0858, 2.2067 and 2.3842, respectively. On March 1, 2007, the exchange rate to British pounds sterling from Canadian dollars was 2.2933.

Equity Compensation Plans

The Company has an Employee Stock Option Plan (the Option Plan) which provides for the granting of options to purchase common shares to employees (including executive officers) of the Company and its subsidiaries. Stock options are an integral component of the compensation and incentive program for employees. Non-employee Directors are not eligible to participate in the Option Plan.

In 2006, approximately 50% of the Company's competitive mid-long-term incentive pay for executive officers was awarded through stock options and approximately 50% was awarded through the PSU Plan, as described under the heading Report on Executive Compensation - Mid-Long-Term Incentive Plan. Special DSU awards may also be made from time to time to recognize the achievement of an executive officer. Select employees not in senior management were also granted stock options to recognize exceptional performance and encourage loyalty to the Company and its objectives.

Terms of the Option Plan

Options granted under the Option Plan since 2004 have a term of seven years and vest at a rate of 25% per year over four years from the date of initial grant. Each option granted prior to 2004 under the Option Plan had a maximum term of 10 years. All options are non-transferable and non-assignable, and exercisable on terms determined by the Compensation Committee in its discretion at the time the option is granted. The exercise price per share cannot be less than the closing price of the common shares on the TSX on the day preceding the day the option is granted. Subject to obtaining the required regulatory or other approvals, the Option Plan provides that majority consent of option holders is required for certain changes made to the Option Plan or to outstanding options, which would materially adversely affect the rights of option holders. The Compensation Committee may make administrative adjustments to keep holders neutral if the share structure of the Company should be altered.

The Option Plan provides that the maximum number of common shares reserved for issuance to any one option holder will not exceed 5% of the total number of common shares outstanding at the time of grant. The maximum number of common shares that may be issuable to insiders under the Option Plan when combined with any other share compensation arrangement is 10% of the common shares issued and outstanding. Unless otherwise determined at the time of grant, (1) in the event of the death or voluntary retirement of an option holder, all of such option holder's options shall immediately vest and the expiry of the option may be accelerated and (2)  in the event of the termination of the option holder's employment with cause or the voluntary resignation of the option holder (other than at retirement), all of such option holder's options shall immediately expire.

Pursuant to an amendment to the Option Plan approved by shareholders in 2004, the Option Plan now includes a Cash Payment Alternative (CPA). The CPA gives the Board of Directors the authority to offer holders of options granted after December 31, 2003 the right to surrender vested options for cancellation in return for a direct cash payment from the Company, thereby reducing the dilutive effects of such grants. This offer would provide option holders with essentially the same amount as they would otherwise realize in exercising their options and immediately selling the common shares issued upon exercise. The Option Plan provides that the common shares subject to any option that is surrendered pursuant to the CPA feature will be available for future options granted under the Option Plan, as is the case for options that expire or are cancelled without having been exercised.

Equity Compensation Plan Information

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
Plan Category[1]	(a)	(b)	(c)
Equity Compensation Plans Approved By Security Holders	20,705,733	$31.16	11,119,562

1 The Company does not have any equity compensation plans not previously approved by shareholders.

Grants of Stock Options

The following table provides information concerning grants of options made to each Named Executive Officer during the financial year ended December 31, 2006.

Option Grants During the Most Recently Completed Financial Year

Participant Name	Date of Grant	Securities Under Options Granted[1]	% of Total Options Granted to All Participants in the Financial Year	Exercise Price	Market Value of Securities Underlying Options on the Date of the Grant	Expiry Date
				($)	($)
Ron A. Brenneman	March 1, 2006	180,000	3.66%	52.06	52.06	Feb. 28, 2013
Boris J. Jackman	March 1, 2006	50,000	1.02%	52.06	52.06	Feb. 28, 2013
Peter S. Kallos	March 1, 2006	40,000	0.81%	52.06	52.06	Feb. 28, 2013
E.F.H. Roberts	March 1, 2006	50,000	1.02%	52.06	52.06	Feb. 28, 2013
Neil J. Camarta	March 1, 2006	35,000	0.71%	52.06	52.06	Feb. 28, 2013

1 The amounts in this column refer to the number of common shares of the Company for which options to purchase were granted during 2006. The options vest at a rate of 25% per year cumulatively, commencing one year after the date of grant.

Stock Options Exercised

The following table provides information concerning the exercise of options by each of the Named Executive Officers during the financial year ended December 31, 2006 and the financial year-end value of unexercised options.

Aggregated Option Exercises During the Most Recently Completed Financial Year and
Financial Year-End Option Values

Participant Name	Securities Acquired on Exercise[1]	Aggregate Value Realized	Unexercised Options at Financial Year End[1] (Exercisable/Unexercisable)	Value of Unexercised-in-the-Money Options at Financial Year End[2] (Exercisable/Unexercisable)
	(#)	($)	(#)	($)
Ron A. Brenneman	101,000	3,224,805	779,000 / 440,000	20,740,175 / 4,349,950
Boris J. Jackman	-	-	408,000 / 150,000	11,670,975 / 1,729,025
Peter S. Kallos	-	-	22,500 / 77,500	386,775 / 588,825
E.F.H. Roberts	-	-	198,000 / 142,500	4,852,213 / 1,578,638
Neil J. Camarta	-	-	- / 35,000	- / -

1 The amounts in this column refer to common shares of the Company.
2 The closing price of the common shares of the Company on the TSX on December 29, 2006 (the last trading day of 2006) was $47.75.

Pension Plans

Messrs. Jackman and Roberts are covered by individual retiring allowance agreements and by the Petro-Canada Registered Pension Plan (defined benefit option), a pension plan that covers all permanent Canadian employees of the Company.

The following table provides information concerning the total annual retirement benefit payable under both the registered pension plan and retiring allowance agreements at age 60, the earliest age at which an unreduced retirement benefit is available.

Pension Plan Table

Remuneration*	Years of Service
	$15	20	25	30	35
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000
900,000	270,000	360,000	450,000	540,000	630,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,100,000	330,000	440,000	550,000	660,000	770,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,300,000	390,000	520,000	650,000	780,000	910,000
1,400,000	420,000	560,000	700,000	840,000	980,000

* As described in the following paragraph.

Mr. Jackman's and Mr. Roberts' retirement benefit is equal to 2% per year of service, including industry service, to a maximum of 35 years multiplied by the average of the highest three consecutive years of base salary in the final 10 years of service. At age 65, the benefit is reduced by an adjustment equal to 50% of the total of Canada/Quebec Pension Plan plus Old Age Security benefits, pro-rated for years of service.

In the event of death after retirement, 50% of the retirement benefit will be continued for the life of the executive officer's spouse, subject to a minimum of 60 monthly payments from the date of retirement. The retiring allowance agreements provide that no benefit is payable on voluntary resignation prior to age 55, nor on early retirement prior to normal retirement age, without the approval of the Company.

Mr. Kallos is covered under the Petro-Canada U.K. Pension & Life Assurance Plan, a pension plan that is available to permanent U.K. employees of the Company. Once Mr. Kallos reaches the lifetime limit on the pension value that is tax preferred, he may elect to receive a cash allowance equal to 15% of his base salary in lieu of continued pension plan coverage.

The following table provides information concerning the total annual retirement benefit payable under the Petro-Canada U.K. Pension & Life Assurance Plan, assuming:

▪	the plan participant opts out of continued coverage when the lifetime tax preferred limits is reached
▪	there has been no pension benefit earned before coverage under this plan

Pension Plan Table

Remuneration*	Years of Service
	£5	10	15	20	25
260,000	24,074	48,148	72,222	90,000	90,000
300,000	27,778	55,556	83,333	90,000	90,000
340,000	31,481	62,963	90,000	90,000	90,000
380,000	35,185	70,370	90,000	90,000	90,000

* As described in the following paragraph.

Mr. Kallos' retirement benefit under this final salary scheme is equal to one fifty-fourth of his final salary per year of service. No accredited years of service were granted or transferred in. In the event of the death of Mr. Kallos after retirement, 66.66% of the retirement benefit will be continued for the life of his spouse plus eligible dependants.

Mr. Brenneman and Mr. Camarta are covered by a Supplemental Executive Retirement Plan (SERP) and by the Petro-Canada registered pension plan (defined contribution option), a pension plan that covers all permanent Canadian employees of the Company.

The following table provides information concerning the total annual retirement benefit payable under both the registered pension plan and the SERP at age 60, the earliest age at which an unreduced retirement benefit is available.

Pension Plan Table

Remuneration*	Years of Service
	$15	20	25	30	35
700,000	157,500	210,000	262,500	315,000	367,500
800,000	180,000	240,000	300,000	360,000	420,000
900,000	202,500	270,000	337,500	405,000	472,500
1,000,000	225,000	300,000	375,000	450,000	525,000
1,100,000	247,500	330,000	412,500	495,000	577,500
1,200,000	270,000	360,000	450,000	540,000	630,000
1,300,000	292,500	390,000	487,500	585,000	682,500
1,400,000	315,000	420,000	525,000	630,000	735,000
1,500,000	337,500	450,000	562,500	675,000	787,500
1,600,000	360,000	480,000	600,000	720,000	840,000
1,700,000	382,500	510,000	637,500	765,000	892,500
1,800,000	405,000	540,000	675,000	810,000	945,000
1,900,000	427,500	570,000	712,500	855,000	997,500
2,000,000	450,000	600,000	750,000	900,000	1,050,000
2,100,000	472,500	630,000	787,500	945,000	1,102,500
2,200,000	495,000	660,000	825,000	990,000	1,155,000
2,300,000	517,500	690,000	862,500	1,035,000	1,207,500
2,400,000	540,000	720,000	900,000	1,080,000	1,260,000
2,500,000	562,500	750,000	937,500	1,125,000	1,312,500
2,600,000	585,000	780,000	975,000	1,170,000	1,365,000
2,700,000	607,500	810,000	1,012,500	1,215,000	1,417,500
2,800,000	630,000	840,000	1,050,000	1,260,000	1,470,000
2,900,000	652,500	870,000	1,087,500	1,305,000	1,522,500
3,000,000	675,000	900,000	1,125,000	1,350,000	1,575,000
3,100,000	697,500	930,000	1,162,500	1,395,000	1,627,500
3,200,000	720,000	960,000	1,200,000	1,440,000	1,680,000
3,300,000	742,500	990,000	1,237,500	1,485,000	1,732,500
3,400,000	765,000	1,020,000	1,275,000	1,530,000	1,785,000

* As described in the following paragraph.

Mr. Brenneman's and Mr. Camarta's retirement benefit is equal to 1.5% per year of service times the average of the highest three consecutive years of the sum of base salary plus annual incentive in the final 10 years of service. In the event of the death after retirement, 60% of the retirement benefit will be continued for the life of the executive officer's spouse. The SERP provides that no benefit is payable on early retirement prior to normal retirement age without the approval of the Company. For the first five years of Mr. Brenneman's employment, his accredited service accrued at the rate of two years for every year of actual service.

Additional Pension Disclosure for Company's Named Executive Officers

Name	Years of Service (Years)		Annual Benefit Payable		Accrued Obligation at December 31, 2005[3]	2006 Service Cost[4]	Other Change in Obligation[5]	Accrued Obligation at December 31, 2006[6]
	December 31, 2006	Age 65	December 31, 2006[1]	Age 65[2]
Ron A. Brenneman	12.0	16.5	440,000	662,000	6,626,000	604,000	245,000	7,475,000
Boris J. Jackman	23.9	30.4	240,000	362,000	3,518,000	180,000	334,000	4,032,000
Peter S. Kallos[7,8]	3.8	21.2	-	31,564	70,000	26,000	79,000	175,000
E.F.H. Roberts	22.3	31.6	200,000	371,000	3,130,000	149,000	425,000	3,704,000
Neil J. Camarta[7]	1.1	12.7	-	122,000	21,000	162,000	(10,000)	173,000

1 Based on final average earnings and credited service to the date stated.
2 Based on current pensionable earnings and credited service to the age stated.
3 The accrued obligation is the value of the projected pension earned for service to December 31, 2005. The values have been determined using the same methods and assumptions consistent with those used for corporate financial reporting, including a discount rate of 4.9% for Mr. Kallos and 5.0% for the remaining officers.
4 The service cost is the value of the projected pension earned for the 2006 year. The values have been determined using the same methods and assumptions consistent with those used for corporate financial reporting, including a discount rate of 4.9% for Mr. Kallos and 5.0% for the remaining officers.
5 Includes impact of changes between actual and assumed compensation, interest on the beginning-of-year obligation and service cost, changes in actuarial assumptions and any experience gains/losses.
6 The accrued obligation is the value of the projected pension earned for service to December 31, 2006. The values have been determined using the same methods and assumptions consistent with those used for corporate financial reporting, including a discount rate of 5.2% for Mr. Kallos and 5.0% for the remaining officers.
7 Neither Mr. Kallos or Mr. Camarta is eligible for early retirement as at December 31, 2006.
8 All benefit, obligation and service cost data for Mr. Kallos are in British pounds sterling. The value of the employee contributions paid by Mr. Kallos to the pension plan is included in the service cost and accrued obligations reported in the table. The annual benefit payable at age 65 for Mr. Kallos assumes that he opts out of continued coverage when the lifetime tax preferred limit is reached and takes into account pension benefits already earned by him before entering into the Petro-Canada U.K. Pension Plan.

Contracts Relating to Termination of Employment

The Company has entered into contracts relating to termination of employment with some of the Named Executive Officers. In the event of termination of employment by the Company without just cause, each of the following Named Executive Officers, with the exception of Mr. Kallos, is entitled to a lump sum payment equal to base salary as of the termination date, plus the average of the incentives earned in respect of the three years prior to the date of termination, multiplied by a notice period. The notice period for Messrs. Jackman and Roberts is 2 ½ years and, for Mr. Brenneman, three years. For the purposes of calculating the Named Executive Officer's retirement benefit, service is increased by the notice period and the executive is deemed to have earned the base salary as of the termination date for the duration of the notice period. In the event of termination of Mr. Kallos' employment without just cause, he is entitled to a lump sum payment amount equal to 12 months of notice.

Indebtedness of Directors, Executive and Senior Officers

As of the date of this Management Proxy Circular, there is no indebtedness to the Company or any of its subsidiaries by any present or former Directors or officers of the Company.

Directors and Officers Insurance Program

Petro-Canada maintains Directors and Officers liability insurance to an aggregate annual limit of $160 million. The policy provides coverage in two parts:

(i)	Corporate Reimbursement Coverage - This coverage reimburses the Company for amounts lawfully paid to its Directors or officers under the corporate indemnity
(ii)
Directors and Officers Coverage - This coverage pays for losses incurred by each insured Director or officer in situations where the Company either chooses not to indemnify or is unable (either legally or financially) to indemnify the Director or officer.

The deductible is $12 million for the Corporate Reimbursement Coverage and there is no deductible for the Directors and Officers Coverage. The premium in respect of the individual reimbursement provision was approximately $700,000 for the 2006 financial year. The Corporate Reimbursement Coverage does not distinguish between the Directors and officers as separate groups.

Returning Cash to Shareholders

Petro-Canada's priority uses of cash are to fund the capital program and profitable growth opportunities, and to return cash to shareholders through dividends and a share buyback program.

Petro-Canada reviews its dividend strategy to ensure the alignment of the dividend policy with shareholder expectations, and financial and growth objectives. Consistent with the objectives, on December 14, 2006, the Company declared a 30% increase in its quarterly dividend to $0.13/share, commencing with the dividend payable April 1, 2007. Total dividends paid in 2006 were $201 million, compared with $181 million in 2005.

In 2004, Petro-Canada initiated a Normal Course Issuer Bid (NCIB) program, which was renewed in 2005 and 2006. The current program, which extends to June 21, 2007, entitles the Company to purchase up to 5% of its outstanding common shares, subject to certain conditions. The level of activity in the NCIB program in 2006 reflects the use of proceeds from the sale of the mature Syrian assets to buy back shares.

Period	Shares Repurchased		Average Price		Total Cost
	2006	2005	2006	2005	2006	2005
Full year	19,778,400	8,333,400	$51.10	$41.54	$1,011 million	$346 million

Report to Shareholders from the Corporate Governance and Nominating Committee

Petro-Canada's Board of Directors (the Board) believes that superior corporate governance practices are essential to the Company's success. The Company maintains a best-practices standard in all its corporate governance initiatives and the Corporate Governance and Nominating Committee (the Governance Committee) reviews its corporate governance policies every time it meets.

Governance Committee Responsibilities

The Governance Committee is responsible for overseeing the Company's corporate governance matters and making appropriate recommendations to the Board. In particular, it helps the Board:

▪	develop and implement corporate governance procedures
▪	propose nominees for election to the Board
▪	assess the size, competencies and skills of the Board
▪	conduct Board, Committee and Director evaluations
▪	oversee the orientation and education of Board members

2006 Governance Initiatives

This year, the Governance Committee completed a number of governance initiatives, including:

▪	a gap analysis on Director education to benchmark Petro-Canada's Director orientation and education programs
▪	reviewing the Board membership matrix in connection with succession planning
▪	an assessment of the annual Board review process
▪	revision of the Corporate Governance Handbook

The Company's management regularly reports to the Governance Committee on governance trends, issues and developments.

Corporate Governance Practices

Petro-Canada is a Canadian integrated oil and gas company with shares listed on the Toronto Stock Exchange (TSX) and the NYSE. The Company's corporate governance practices follow the rules and guidelines from both Canadian and U.S. securities regulators, including the following:

Canadian   National Instrument 58-101 (Disclosure of Corporate Governance Practices)
       National Policy 58-201 (Corporate Governance Guidelines)
       National Instrument 52-109 (Certification of Disclosure)
       Multilateral Instrument 52-110 (Audit Committees) (MI 52-110)

U.S.            Sarbanes-Oxley Act of 2002 (SOX)
       NYSE Corporate Governance Standards for U.S domestic issuers (NYSE Standards)1

Board Composition and Independence

Our Company Articles say that the Board of Directors must have a minimum of 9 and a maximum of 13 Directors. Petro-Canada's Board consists of qualified members with backgrounds that help the Company to meet its performance targets. The Board has proposed 11 nominees for election to the Board. Ten are independent under MI 52-110, the NYSE Standards and SOX; Ron A. Brenneman, Petro-Canada's President and Chief Executive Officer, is the one Director who is not independent. The Governance Committee annually reviews the size and effectiveness of the Board as a whole, and the skills and contributions of its members. The Company has an annual process to confirm details on Directors' current employers, other directorships, shareholdings and business relationships. This helps in deciding each Director's independence.

This year, the Governance Committee has recommended to the Board the 11 nominees as having the appropriate mix of experience and skill to oversee the stewardship of Petro-Canada. Please see Director Biographies starting on page 8 of this Circular for more detail.

Board Roles and Responsibilities

The Board supervises the management of Petro-Canada and is responsible for its overall stewardship. In summary, the Board is responsible for:

▪	management selection, retention, succession and remuneration
▪	overseeing the development of the Company's business strategy and monitoring its progress
▪	approving significant Company policies and procedures
▪	timely and accurate reporting to shareholders and public filing of documents
▪	approving major Company decisions and documents, including such things as audited financial statements, declaration of dividends, offering circulars and initiation of bylaw amendments

1 Although the NYSE Standards do not apply to Petro-Canada, the Company's corporate governance practices substantially comply with these standards.

The Board meets at least six times per year and schedules in camera sessions at each meeting. In 2006, there were nine Board and in camera meetings. The Chair periodically solicits recommendations from Board members on matters that should be brought before the Board. All Directors receive a meeting agenda and background material on agenda items prior to each meeting so that they have the opportunity to review and consider the items that will be discussed. Individual Directors will notify the Board of a material interest in any matter that the Board is considering. The interested Board member is not entitled to participate in Board discussions or vote on the particular matter at the meeting.

The Board Mandate (attached to the Circular as Appendix A) and Terms of Reference for an individual Director contain more detail on the membership, procedures and responsibilities of the Board. These documents can be found in the Corporate Governance Handbook at www.petro-canada.ca.

Board Committees

The Board has five standing Committees:

▪	Audit, Finance and Risk (Audit Committee)
▪	Corporate Governance and Nominating (Governance Committee)
▪	Environment, Health and Safety (EH&S Committee)
▪	Management Resources and Compensation (Compensation Committee)
▪	Pension (Pension Committee)

All members of the Committees are independent and in camera sessions are scheduled at each Committee meeting. The Governance Committee recommends to the Board the appointees of Committee Chairs. The Chairs of each Committee are responsible for the management, development and effective performance of their Committee. The Chair provides leadership to the Committee, with an aim to fulfilling the Committee's Charter and other matters delegated to it by the Board. The Committee Chairs' mandates are available in the Corporate Governance Handbook at www.petro-canada.ca.

The following summarizes the Committees' responsibilities. Each Committee's Charter contains details of its membership, procedures and responsibilities. The Charters can be found in the Corporate Governance Handbook at www.petro-canada.ca.

Audit Committee

All members of the Audit Committee are independent and financially literate. One member is recognized as a "financial expert" in accordance with SOX requirements. In camera sessions are held at each Audit Committee meeting, of which there were seven in 2006.

The Audit Committee helps the Board with (i) all matters relating to the external and contract internal auditors, (ii) reviewing and approving the audited financial statements, (iii) reviewing litigation claims, reserves data and related disclosures and (iv) overseeing accounting and risk management policies, reporting practices and internal controls.

Governance Committee

The Governance Committee helps the Board with (i) developing and complying with corporate governance policies and procedures, (ii) recommending candidates for election to the Board and its Committees, (iii) assessing the management, development and effective performance of the Board, its Committees, and their respective Mandates and Charters and (iv) orientation, education and development of Board members. In 2006, there were four Committee and in camera meetings.

EH&S Committee

All members of the EH&S Committee are independent and in camera sessions are held at each meeting. In 2006, there were three Committee and in camera meetings. The EH&S Committee helps the Board with (i) setting strategies, goals, policies and procedures in connection with environment, health and safety matters, (ii) monitoring Petro-Canada's performance in relation to these matters and (iii) complying with environment, health and safety legislation, other related regulatory provisions and public policy.

Compensation Committee

All members of the Compensation Committee are independent and in camera sessions are held at each meeting. In 2006, there were four Committee and in camera meetings. The Compensation Committee helps the Board with setting the compensation for the President and Chief Executive Officer and other senior officers, as well as overseeing the plans for (i) compensation, development and retention of employees, (ii) succession planning for senior officers and (iii) general compensation and human resource policies and issues.

Pension Committee

All members of the Pension Committee are independent and in camera sessions are held at each meeting. In 2006, there were two Committee and in camera meetings. The Pension Committee helps the Board with (i) setting strategies, goals, policies and procedures for the Company's pension plan, (ii) effectively governing the pension plan and (iii) monitoring the pension plan's financial position and its compliance with legislative, regulatory and internal policy requirements.

Position Descriptions

Chair of the Board

The Chair of the Board is an independent Director whose position is separate from the President and Chief Executive Officer. The Chair leads the Board and is responsible for enhancing its effectiveness. The Chair also acts as an advisor to the President and Chief Executive Officer and to other officers in all matters concerning the management of Petro-Canada. The Governance Committee annually reviews the performance of the Chair of the Board.

President and Chief Executive Officer

The President and Chief Executive Officer leads Petro-Canada's Executive Leadership Team. He is responsible for the strategic direction of the Company and its sound management and performance. Each January, the Chair of the Board and the Chair of the Governance Committee canvas the Board members for their input on the President and Chief Executive Officer's performance, request input and comments from other officers as they may see fit and have a detailed discussion with the President and Chief Executive Officer. The Chair of the Board provides an evaluation report to the Management Resources and Compensation Committee, which recommends to the Board the compensation of the President and Chief Executive Officer for the upcoming year.

Detailed position descriptions for the Chair of the Board, Chief Executive Officer and Corporate Secretary are published in the Corporate Governance Handbook available at www.petro-canada.ca.

Director Evaluation and Compensation

The Governance Committee annually reviews the size, composition, charters and membership of the Board and each Board Committee, evaluating the effectiveness of the Board, its Committees and the contribution of individual Board members. The Board receives an annual report of the Governance Committee's findings. The Governance Committee also reviews Directors' compensation and recommends Director remuneration of the Board. The main objective is to have the compensation realistically reflect the responsibilities and risk involved in being a Director.

Director Orientation and Continuing Education

We give each new Director copies of:

▪	business plan and implementation strategy
▪	annual disclosure documents
▪	minutes of the Board and Committee meetings for the past year
▪	Corporate Governance Handbook
▪	Code of Business Conduct

Each new Director has one-on-one sessions with each of the business unit leaders. As required, we arrange a mentor for every new Director to help them learn about the Company's operations.

Petro-Canada encourages all Directors to take advantage of continuing education programs. The Company supports Directors through a cost-sharing arrangement or by paying all reasonable expenses. Petro-Canada also provides a number of in-house education sessions, such as tours of the Company's facilities and technical paper presentations.

Ethical Business Conduct

Code of Business Conduct - All Board members, employees and contractors must follow Petro-Canada's Code of Business Conduct (the Code), which is available on the Company's website (www.petro-canada.ca). The Code provides guidance on such things as ethical business conduct generally, conflicts of interest, dealing with confidential information, insider information and the Policy for the Prevention of Improper Payments. The Board has not granted any waiver of the Code; therefore, no material change report has been filed in this regard.

Annual certificates are provided by Petro-Canada's executive officers, verifying that (i) they adhere to the Code, (ii) the Code is regularly communicated and (iii) their employees adhere to the Code. Employees take electronic training on the Code's content and certify their compliance every two years. All new employees must certify that they will comply with the Code during their employment.

Senior Financial Officers - Petro-Canada's senior financial officers provide annual certifications under the Company's Code of Ethics for Financial Officers. The President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer certify the Company's quarterly and annual financial statements for filing with the Canadian and U.S. securities regulators.

Whistleblower Hotline - With the Company's whistleblower hotline, employees can report questionable accounting or auditing matters on an anonymous and confidential basis. The Chief Compliance Officer oversees the whistleblower hotline, and reports complaints received through the hotline to the Chair of the Audit Committee.

Disclosure Policy - Petro-Canada has adopted a Public Disclosure Policy to govern the dissemination of information to the public and further its aim of providing clear and complete disclosure in a timely manner, while complying with all securities regulations. The procedure operating under this Policy establishes a committee that is led by the Executive Vice-President and Chief Financial Officer, and the Vice-President and General Counsel, with representatives from all business and shared services units of the Company. Different types of disclosure are approved by all or part of the Committee, as the circumstances warrant. The Chief Financial Officer must approve all material financial disclosures.

This report is submitted by the Corporate Governance and Nominating Committee:

Guylaine Saucier (Chair)
Thomas E. Kierans
Maureen McCaw
Brian MacNeill (ex-officio member)

Other Business

Submission Date for 2007 Shareholder Proposals

The Canada Business Corporations Act, the general corporate statute that governs Petro-Canada, says that we must receive shareholder proposals by December 1, 2007 to consider including them in the Management Proxy Circular and the Proxy Form. Both documents are for the 2008 Annual Meeting of Shareholders, which we expect to hold on April 29, 2008.

Annual Disclosure Documents

Management anticipates that we will be mailing this Management Proxy Circular and the accompanying Proxy Form to shareholders on or about March 28, 2007. Unless otherwise stated, the information we provide here is as of March 1, 2007.

To obtain copies of this Management Proxy Circular, the AIF, or the Company's Annual Report (which includes the Company's Consolidated Financial Statements and Management's Discussion and Analysis) for the year ended December 31, 2006:

(i) go to the Company's website at www.petro-canada.ca to make copies, or

(ii) request mailed copies from the Corporate Secretary, 150 - 6 Avenue S.W., Calgary, Alberta T2P 3E3.

You may also access Petro-Canada's disclosure documents and any reports, statements or other information that Petro-Canada files with Canadian provincial securities commissions or other similar regulatory authorities through the Internet on the Canadian System for Electronic Document Analysis and Retrieval that is commonly known by the acronym SEDAR. You may access it at www.sedar.com. SEDAR is the Canadian equivalent of the U.S. Securities and Exchange Commission's Electronic Document Gathering and Retrieval System, commonly known by the acronym EDGAR, and accessed at www.sec.gov.

Board of Directors Approval

The Board of Directors of Petro-Canada have approved the contents and sending of this Management Proxy Circular.

Hugh L. Hooker
Corporate Secretary

APPENDIX A
BOARD OF DIRECTORS MANDATE

The Board of Directors of Petro-Canada (the Board) will carry out the procedures, responsibilities and duties set out below. In doing so, the Board shall oversee the management of the Company's business and affairs in the interests of the shareholders, while continually monitoring the integrity of the Company, its officers and employees.

BOARD COMPOSITION

1.
The Board of Directors should consist of a cross-section of highly professional and competent members with the necessary disciplines to facilitate the Company meeting its legal, financial, operational and societal objectives.

2.	The election of Directors occurs at the Annual General Meeting and is for a term of one year.

3.	The Company's Articles provide that the Board shall consist of a minimum of 9 and a maximum of 13 Directors.

4.	A majority of the members of the Board of Directors shall be independent pursuant to applicable legislation and regulations.

MEETINGS

5.
The Chair shall solicit from the members of the Board recommendations as to matters to be brought before the Board, which matters shall receive a fair hearing at the Board meeting. The Board will meet at least six times per year. A quorum for meetings is a majority of Directors.

6.
A meeting agenda and background material on agenda items will be provided prior to each meeting so that Board members have an opportunity for advance review of relevant materials. Senior management will be made accessible to Board members at Board and Committee meetings and at such other times as the Board members may request.

7.
A Director may participate in a meeting of the Board or of a Committee by means of telephone or other communications facilities which permit all persons participating in the meeting to hear each other, and a Director participating in such a meeting by such means is deemed to be present at the meeting. If a regular meeting has been convened, telephone participation in the meeting by individual Board members is discouraged, except in special circumstances.

REMUNERATION

8.
Remuneration of the Board will be established upon the recommendation of the Corporate Governance and Nominating Committee and shall be generally in line with that paid by other Canadian controlled public companies of a similar size and type.

DUTIES AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

9.
The Board of Directors is responsible for the supervision of the management of the Company's business and affairs. It has the statutory authority and obligation to oversee the maintenance and protection of the assets of the Company in the interest of all shareholders.

10.
Although Directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

11.
The involvement and commitment of Directors is evidenced by regular Board and Committee attendance, preparation and active participation in setting goals, and requiring performance for the benefit of shareholders.

12.
While the Board is called upon to "manage" the business, this is done through delegation to the President and Chief Executive Officer, who is charged with the day-to-day management of the Company. The Board approves the goals of the business, the objectives and policies within which it is managed, and then steps back and evaluates management performance. Reciprocally, management keeps the Board fully informed of the progress of the Company toward the achievement of its established goals and of all material deviations from the goals or objectives and policies established by the Board in a timely and candid manner.

13.
The Board operates by delegating certain of its responsibilities and authority, including spending authorization, to management and reserving certain powers to itself. Its principal duties fall into the following categories.

14.	MANAGEMENT SELECTION, RETENTION, SUCCESSION AND REMUNERATION

(i)
Subject to the Articles and Bylaws of the Company, the Board manages its own affairs, including planning its composition, selecting its Chairman, nominating candidates for election to the Board, appointing Committees, establishing the Charters and duties of the Board and its Committees, and determining Board compensation.

(ii)
The Board has responsibility for the appointment and replacement of the President and Chief Executive Officer, for monitoring President and Chief Executive Officer performance, and for determining President and Chief Executive Officer compensation.

(iii)
The Board has responsibility for approving the appointment and remuneration of all corporate officers, acting upon the advice of the President and Chief Executive Officer, and for overseeing the implementation of adequate management succession mechanisms.

(iv)
The Board must satisfy itself as to the integrity of the President and Chief Executive Officer and other executive officers, and that the President and Chief Executive Officer and other executive officers create a culture of integrity throughout the Company.

15.	STRATEGY DETERMINATION

(i)
The Board has the responsibility to participate directly, or through its Committees, in developing and approving the mission of the business, its objectives and goals, and the strategy for the achievement of such objectives and goals.

(ii)	The Board has responsibility to promote congruence between shareholders' expectations, Company goals and objectives, and management performance.

16.	MONITORING AND ACTING

(i)	The Board has responsibility to monitor the Company's progress toward its goals, and to revise and alter its direction in light of changing circumstances.

(ii)
The Board has responsibility to provide advice and counsel to the President and Chief Executive Officer, and to take action when performance falls short of its goals or other special circumstances warrant.

17.	POLICIES AND PROCEDURES

(i)	The Board has responsibility to approve and monitor compliance with all significant policies and procedures by which the Company operates.

(ii)	The Board has a responsibility to monitor the Company's operations, particularly whether its operators comply with applicable laws and regulations, and ethical and moral standards.

18.	REPORTING TO SHAREHOLDERS

(i)
The Board has responsibility for monitoring the performance of the Company and the adequate and timely reporting of such performance to shareholders, other security holders and regulators on a timely and regular basis.

(ii)
The Board has responsibility for overseeing the report of audited annual financial statements in accordance with generally accepted accounting standards, and for reviewing the Company's quarterly financial statements before publication.

(iii)	The Board has responsibility for the timely reporting of any developments that have a significant and material impact on the value of the Company or its publicly traded securities.

19.	GENERAL LEGAL OBLIGATIONS

(i)	To manage the business and affairs of the Company.

(ii)	To act honestly and in good faith with a view to the best interests of the Company.

(iii)	To exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(iv)
To act in accordance with the Petro-Canada Public Participation Act, the Canada Business Corporations Act, securities, environmental, and other relevant legislation, and the Company's articles and bylaws.

(v)	To consider as the full Board and not delegate to a Committee:

(A)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(B)	the filling of a vacancy among the Directors or the Company's auditor;

(C)	the manner and the terms of the issuance of securities;

(D)	the declaration of dividends;

(E)	the purchase, redemption or any other form of acquisition of shares issued by the Company;

(F)
the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(G)	the approval of a Management Proxy Circular;

(H)	the approval of annual financial statements;

(I)	the approval of any takeover bid circular or Directors' circular; or

(J)	the adoption, amendment or repeal of Bylaws of the Company.

BOARD COMMITTEES

Purpose

20.	The Board may establish, seek the advice of, and delegate responsibilities to Committees of the Board.

21.
Committees undertake detailed examination of specific aspects of the Company as outlined in their charters. They provide a smaller, more intimate forum than full Board meetings and are designed to be more conducive to exhaustive and forthright discussion.

22.	Committees analyse in-depth policies and strategies that are developed by management. They examine alternatives and, where appropriate, make recommendations to the full Board.

23.	Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so. The Board reserves the right to oversee, review and approve Committee activity.

Membership

24.
Subject to the Bylaws of the Company, the Chairs and members of Committees are recommended by the Chair of the Board, in consultation with the Chair of the Corporate Governance and Nominating Committee, and appointed by the Board.

25.	Committees should be made up of not less than three and not more than five Directors.

26.	The Chair of the Board shall be an ex-officio member of each Committee.

Procedures

27.	The Chair of each Committee shall preside at Committee meetings; in that person's absence, an alternate may be elected by the Committee.

28.	A majority of the members of a Committee constitutes a quorum.

29.	Each Committee shall meet at the call of its Chair at least once in the fiscal year, or as directed by resolution of the Board.

30.	Upon advising the Board Chair, a Committee may from time to time request the assistance of external advisors to research, investigate and report on matters within that Committee's Charter.

31.
The Corporate Secretary, or a person delegated by the Corporate Secretary, will be the secretary to a Committee. All minutes of the Committees will be forwarded by the Secretary to each member of the Board in a timely manner.

32.	The proceedings of Committees shall be conducted in accordance with the Bylaws of the Company and with the applicable Committee Charter.

33.	Each Committee Chair shall report or cause a report to be made to the Board at each Board meeting following a Committee meeting.

STANDING COMMITTEES

34.	The Board has established the following standing Committees:

      Audit, Finance and Risk Committee
Corporate Governance and Nominating Committee
Management Resources and Compensation Committee
Pension Committee
Environment, Health and Safety Committee

Shareholder Feedback

Petro-Canada maintains a comprehensive investor communications program.

The Company's website, www.petro-canada.ca, contains a variety of corporate and investor information, including:

▪	Statistical Supplement
▪	Annual Information Form
▪	Quarterly Reports
▪	Management Proxy Circular
▪	Corporate Governance Practices (including the Company's Corporate Governance Handbook)
▪	Presentations and Webcasts
▪	Dividend History
▪	Petro-Canada's Code of Business Conduct
▪	Petro-Canada's Principles for Investment and Operations
▪	Report to the Community

The Company invites shareholder comments to:

▪	Hugh L. Hooker, Corporate Secretary
      Telephone: 403-296-7778
Fax: 403-296-4910
E-mail: hhooker@petro-canada.ca

▪	Investor Inquiries
      Telephone: 403-296-4040
Fax: 403-296-3061
E-mail: investor@petro-canada.ca

▪	General Inquiries
      Petro-Canada
P.O. Box 2844
Calgary, Alberta, Canada T2P 3E3
Telephone: 403-296-8000
Fax: 403-296-3030
Website: www.petro-canada.ca